Holland+Knight

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Holland & Knight LLP
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07023121

Vicky H. Wang
202 457 5916
vicky.wang@hklaw.com

SEC MAIL PROCESSING SECTION RECEIVED APR 27 2007 WASH. D.C. 161

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

SUPPL

April 27, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-5916 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Vicky H. Wang
Holland & Knight LLP

# 4512446_v1

**ANNEX**

## INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Significant Shareholders' Report dated April 24, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below items 1 to 3 are included in EXHIBIT B hereto)

1. Partial revision in the Brief Statements of Consolidated Financial Results for the nine-month period that ended December 31, 2007

2. Brief Statements of Annual Financial Results for the year ended March 2007 and Forecasts for the year ending March 2008

3. Notice Concerning Year-End Cash Dividend

4. Press Releases

| | Date | Title |
|---|---|---|
| 1) | 04/26/2007 (04/26/2007) | Executive Retirement Announcement |
| 2) | 04/27/2007 (04/27/2007) | JT Reports International Tobacco Business Results for January-March 2007 |
| 3) | 04/27/2007 (04/27/2007) | JT Announces New Compensation Scheme for Members of the Board and Auditors |
| 4) | 04/27/2007 (04/27/2007) | Notice concerning Stock Acquisition Rights for Stock Options |
| 5) | 04/27/2007 (04/27/2007) | JT's New Executive Appointment |

---

Note: The dates in parentheses are the dates of the releases in Japanese

**EXHIBIT A**

## BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Significant Shareholders' Report dated April 24, 2007

   Pursuant to Art. 27-23-1 of the Securities and Exchange Law of Japan, Significant Shareholders' Report regarding the Company's 5.72% stake in shares of CareNet, Inc. ("CareNet") was filed with Kanto Local Finance Bureau after the initial public offering of CareNet stocks which was listed on Mothers market of Tokyo Stock Exchange as of April 20, 2007.

**EXHIBIT B**

## ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 4.

| | |
|---|---|
| B.1 | Partial revision in Brief Statements of Financial Results for 9 months ended December 2006 |
| B.2 | Brief Statements of Annual Financial Results for the year ended March 2007 and forecasts for the year ending March 2008 |
| B.3 | Notice concerning Year-End Dividend |
| B.4 | Five press release materials |

April 27, 2007

Japan Tobacco Inc.

2-1, Toranomon 2-chome

Minato-ku,Tokyo

Partial revision in the Brief Statements of Consolidated Financial Results
for the nine-month period that ended December 31, 2007

Please see the attached for partial revision of cash flow statement in the Brief Statements of Consolidated Financial Results for the nine-month period that ended December 31, 2007, which was released on February 8, 2007.

The attachment is available for comparison between the original and the revised. Those parts before and after the revision are underlined.

Attachment

Page 12

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Before revision)

** The sign " Δ " indicates decrease, unless specifically stated otherwise.*

| | For the nine-month period ended December 31, 2005 | For the nine-month period ended December 31, 2006 | Increase/ Decrease | For the year ended March 31, 2006 |
|---|---|---|---|---|
| | | | | *Millions of yen* |
| **OPERATING ACTIVITIES:** | | | | |
| ------------------------------------- (abbrev.) ------------------------------------- | | | | |
| Other, net | Δ 24,972 | Δ 12,377 | 12,595 | Δ 19,613 |
| **Sub-total** | **179,214** | **399,778** | **220,563** | **209,158** |
| Interest and dividend received | 4,222 | 8,445 | 4,223 | 5,910 |
| Interest paid | Δ 4,776 | Δ 4,921 | Δ 144 | Δ 5,712 |
| Income taxes paid | Δ 54,436 | Δ 53,433 | 1,002 | Δ 59,014 |
| **Net cash provided by operating activities** | **124,224** | **349,869** | **225,644** | **150,342** |

(After revision)

** The sign " Δ " indicates decrease, unless specifically stated otherwise.*

| | For the nine-month period ended December 31, 2005 | For the nine-month period ended December 31, 2006 | Increase/ Decrease | For the year ended March 31, 2006 |
|---|---|---|---|---|
| | | | | *Millions of yen* |
| **OPERATING ACTIVITIES:** | | | | |
| ------------------------------------- (abbrev.) ------------------------------------- | | | | |
| Other, net | Δ 24,972 | Δ 12,419 | 12,553 | Δ 19,613 |
| **Sub-total** | **179,214** | **399,736** | **220,521** | **209,158** |
| Interest and dividend received | 4,222 | 8,445 | 4,223 | 5,910 |
| Interest paid | Δ 4,776 | Δ 4,921 | Δ 144 | Δ 5,712 |
| Income taxes paid | Δ 54,436 | Δ 53,392 | 1,044 | Δ 59,014 |
| **Net cash provided by operating activities** | **124,224** | **349,869** | **225,644** | **150,342** |

This document has been translated from the original Japanese version, for convenience only.

***BRIEF STATEMENTS OF ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 2007 AND FORECASTS FOR THE YEAR ENDING MARCH 2008***

JT

April 27, 2007

| | |
|---|---|
| Name of the Listed Company: | **Japan Tobacco Inc.** (Stock Code: 2914) |
| Listed Stock Exchanges: | Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges |
| URL: | http://www.jti.co.jp/ |
| Representative: | Hiroshi Kimura, President, Chief Executive Officer and Representative Director |
| Contact: | Masakazu Shimizu, Chief Communications Officer |
| Telephone: | (81)3- 3582 - 3111 |
| Date of General Meeting of Shareholders: | June 22, 2007 |
| Date of Submission of Securities Report: | June 22, 2007 |
| Starting date of the dividend payments: | June 25, 2007 |

*Amounts are rounded down to the nearest JPY 1 million.*

**1. RESULTS FOR THE FISCAL YEAR (from April 1,2006 to March 31, 2007)**

**1). CONSOLIDATED FINANCIAL RESULTS**

*Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.*

| | Net Sales | | Operating Income | | Recurring Profit | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| Years ended | *Millions of yen* | *%* | *Millions of yen* | *%* | *Millions of yen* | *%* | *Millions of yen* | *%* |
| March 31, 2007 | 4,769,387 | 2.8 | 331,991 | 8.2 | 312,044 | 4.8 | 210,772 | 4.6 |
| March 31, 2006 | 4,637,657 | △ 0.6 | 306,946 | 12.3 | 297,842 | 10.2 | 201,542 | 222.0 |

| | Net Income per Share | Diluted Net Income per Share | Return on Equity Capital | Recurring Profit on Total Assets | Operating Income on Net Sales |
|---|---|---|---|---|---|
| Years ended | *yen* | *yen* | *%* | *%* | *%* |
| March 31, 2007 | 22,001.10 | - | 11.3 | 9.7 | 7.0 |
| March 31, 2006 | 105,084.78 | - | 12.4 | 9.9 | 6.6 |

Reference: Equity in earnings of associated companies: the fiscal year ended March 31, 2007: 25 million yen/ the fiscal year ended March 31, 2006: 158 million yen
Note: Each share of common stock was split into five shares on April 1, 2006.

**2). CONSOLIDATED FINANCIAL POSITION**

| | Total Assets | Net Assets | Ratio of Equity Capital | Net Assets per Share |
|---|---|---|---|---|
| Years ended | *Millions of yen* | *Millions of yen* | *%* | *yen* |
| March 31, 2007 | 3,364,663 | 2,024,615 | 58.3 | 204,617.68 |
| March 31, 2006 | 3,037,378 | 1,762,511 | 58.0 | 919,780.33 |

Reference: Equity Capital: the fiscal year ended March 31, 2007: 1,960,253 million yen/ the fiscal year ended March 31, 2006: - million yen

Note: 1. Each share of common stock was split into five shares on April 1, 2006.

2. The figures for the year ended March 31, 2006 are those of "Shareholders' Equity," "Ratio of Shareholders' Equity" and "Shareholders' Equity per Share," as previously reported.

**3). CASH FLOW RESULTS**

| | Cash Flow from Operating Activities | Cash Flow from Investing Activities | Cash Flow from Financing Activities | Cash and Cash Equivalents, End of the Year |
|---|---|---|---|---|
| Years ended | *Millions of yen* | *Millions of yen* | *Millions of yen* | *Millions of yen* |
| March 31, 2007 | 435,958 | △ 149,692 | △ 32,634 | 1,179,522 |
| March 31, 2006 | 150,342 | △ 26,357 | △ 48,134 | 920,141 |

**2. DIVIDENDS**

| | Dividends per Share | | | Total Dividend Payment (Annual) | Payout Ratio | Dividend on Net Assets |
|---|---|---|---|---|---|---|
| (Record dates) | Inerim | Year-end | Total (Annual) | | (Consolidated) | (Consolidated) |
| Years ended | *yen* | *yen* | *yen* | *Millions of yen* | *%* | *%* |
| March 31, 2006 | 7,000.00 | 9,000.00 | 16,000.00 | 30,656 | 15.2 | 1.9 |
| March 31, 2007 | 1,800.00 | 2,200.00 | 4,000.00 | 38,320 | 18.2 | 2.1 |
| Year ending March 2008 (Forecast) | 2,200.00 | 2,200.00 | 4,400.00 | | 22.7 | |

Note: Each share of common stock was split into five shares on April 1, 2006.

**3. FORECASTS FOR THE BUSINESS RESULTS FOR THE YEAR ENDING MARCH 31, 2008**

*Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.*

| | Net Sales | | Operating Income | | Recurring Profit | |
|---|---|---|---|---|---|---|
| | *Millions of yen* | *%* | *Millions of yen* | *%* | *Millions of yen* | *%* |
| Year ending March 2008 | 4,890,000 | 2.5 | 312,000 | △ 6.0 | 282,000 | △ 9.6 |

| | Net Income | | Net Income per Share |
|---|---|---|---|
| | *Millions of yen* | *%* | *yen* |
| Year ending March 2008 | 186,000 | △ 11.8 | 19,415.29 |

Note: Forecasts for the interim results are not issued.

## 4. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION ): None

2). CHANGES IN ACCOUNTING POLICY, PROCEDURE, AND PRESENTATION IN PREPARATION OF THE CONSOLIDATED FINANCIAL REPORTS: (Described in the "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES")

2)-1. CHANGES ACCOMPANYING REVISIONS OF ACCOUNTING STANDARDS, ETC.: Applicable

2)-2. CHANGES OTHER THAN THE ABOVE: None

Note: For details, please see "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

3). OUTSTANDING SHARES (COMMON SHARES)

3)-1. OUTSTANDING SHARES AT THE END OF THE FISCAL YEARS (INCLUDING TREASURY SHAERS) :
the fiscal year ended March 31, 2007: 10,000,000 shares, the fiscal year ended March 31, 2006: 2,000,000 shares

3)-2. TREASURY SHARES AT THE END OF THE FISCAL YEARS :
the fiscal year ended March 31, 2007: 419,920 shares, the fiscal year ended March 31, 2006: 83,984 shares

Note: 1. As for the number of shares on which the net income per share (consolidated) is based, please see the "Per Share Information" on page22.
2. Each share of common stock was split into five shares on April 1, 2006.

## 【Reference】 SUMMARY OF NON-CONSOLIDATED RESULTS

### 1. RESULTS FOR THE FISCAL YEAR (from April 1,2006 to March 31, 2007)

*Those figures in "%" show increased/decreased ratio compared with the previous fiscal term.*

1). NON-CONSOLIDATED FINANCIAL RESULTS

| | Net Sales | | Operating Income | | Recurring Profit | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| Years ended | *Millions of yen* | % | *Millions of yen* | % | *Millions of yen* | % | *Millions of yen* | % |
| March 31, 2007 | 2,330,453 | △ 1.7 | 211,388 | 9.8 | 189,730 | △ 1.6 | 132,456 | 4.9 |
| March 31, 2006 | 2,370,645 | △ 11.7 | 192,493 | 1.5 | 192,830 | △ 0.7 | 126,268 | 367.1 |

| | Net Income per Share | Diluted Net Income per Share |
|---|---|---|
| Years ended | *yen* | *yen* |
| March 31, 2007 | 13,826.19 | - |
| March 31, 2006 | 65,839.28 | - |

2). NON-CONSOLIDATED FINANCIAL POSITION

| | Total Assets | Net Assets | Ratio of Equity Capital | Net Assets per Share |
|---|---|---|---|---|
| Years ended | *Millions of yen* | *Millions of yen* | % | *yen* |
| March 31, 2007 | 2,561,865 | 1,753,067 | 68.4 | 182,990.92 |
| March 31, 2006 | 2,410,096 | 1,643,098 | 68.2 | 857,497.63 |

Reference: Equity Capital: the fiscal year ended March 31, 2007: 1,753,067 million yen/ the fiscal year ended March 31, 2006: - million yen

Note: 1. Each share of common stock was split into five shares on April 1, 2006.
2. The figures for the year ended March 31, 2006 are those of "Shareholders' Equity," "Ratio of Shareholders' Equity" and "Shareholders' Equity per Share," as previously reported.

Note: The forecast described above is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 11 before reading the forecast above.
Completing the acquisition of Gallaher Group Plc on April 18, 2007, JT has allocated financial costs associated with the cash offer made to Gallaher.
The forecast for consolidated financial results for the year ending March 2008 does not factor in the Gallaher business. Forecasts including the business will be disclosed once they have been determined.

## 1. Business Results

## (1) Analysis of Consolidated Business Results

### (Financial Results for the year that ended March 2007)

### 1) Overview of Financial Results

### Business Results for the year that ended March 31, 2007

For the year that ended March 31, 2007, the Japanese economy observed a gradual recovery trend mainly due to improved corporate profits and increased business investments in spite of slow improvement in personal consumption in the second half of the year. Internationally, the U.S. economy slowed, with growth in Asia, mainly China, remaining steady, while in Europe, the situation is improving.

The JT Group has been putting forth strong efforts to overcome current challenges in the market and achieve sustainable growth for the future through consistent implementation of measures in accordance with the medium term management plan "JT2008," formulated in May 2006.

**Net Sales**

Net sales reached 4,769.3 billion yen for the year that ended March 31, 2007, an increase of 131.7 billion yen (up 2.8%) compared with the corresponding figure for the previous year, primarily due to the increased unit price following the amendment of retail prices, accompanied by the increased tobacco excise taxes and an increase in sales volume in the international tobacco business which more than offset the decreased sales volume in the domestic tobacco business.

(Billions of yen unless specifically stated otherwise)

| | Year that ended: | | Increase / Decrease(△) | |
|---|---|---|---|---|
| | March 31, 2006 | March 31, 2007 | | |
| Consolidated | 4,637.6 | 4,769.3 | 131.7 | 2.8% |
| Domestic Tobacco | 3,405.2 | 3,416.2 | 10.9 | 0.3% |
| International Tobacco | 881.1 | 999.6 | 118.4 | 13.4% |
| Pharmaceutical | 49.2 | 45.4 | △3.8 | △7.7% |
| Foods | 278.3 | 286.5 | 8.1 | 2.9% |
| Others | 23.5 | 21.4 | △2.1 | △8.9% |

*Figures above represent external sales.

**Operating Income**

Operating income reached 331.9 billion yen for the year that ended March 31, 2007, an increase of 25.0 billion yen (up 8.2%) compared with the corresponding figure for the previous year, primarily due to an increase in unit prices and cost reduction in the domestic tobacco business and profit growth in the international tobacco business.

(Billions of yen unless specifically stated otherwise)

| | Year that ended: | | Increase / Decrease(△) | |
|---|---|---|---|---|
| | March 31, 2006 | March 31, 2007 | | |
| Consolidated | 306.9 | 331.9 | 25.0 | 8.2% |
| Domestic Tobacco | 220.0 | 245.3 | 25.2 | 11.5% |
| International Tobacco | 71.0 | 81.0 | 10.0 | 14.2% |
| Pharmaceutical | △5.0 | △11.2 | △6.1 | - |
| Foods | 6.3 | 6.7 | 0.3 | 6.0% |
| Others | 8.6 | 9.3 | 0.6 | 7.6% |
| Elimination/Corporate | 5.8 | 0.6 | | |

**Recurring Profit**

Recurring profit reached 312.0 billion yen for the year that ended March 31, 2007, an increase of 14.2 billion yen (up 4.8%) compared with the corresponding figure for the previous year, despite the loss of non-operating income, primarily due to the allocation of financial costs associated with the cash offer made to Gallaher Group Plc.

**Net Income**

Net income was 210.7 billion yen for the year that ended March 31, 2007, an increase of 9.2 billion yen (up 4.6%) compared with the corresponding figure for the previous year, primarily due to a decrease in losses achieved from sales of company assets including equipment, manufacturing plants, properties, etc.

## 2) Financial Results by Business Segment

**Domestic Tobacco Business**

The domestic tobacco business is positioned as a core source of profits for the entire JT Group. As the business environment grows increasingly fierce, with the enactment of the increased tobacco excise taxes in July 2006, and rising competition with rival companies led by a decline in aggregate domestic tobacco demand, JT will continue its efforts to ensure product share in the market, and increase productivity through innovation and the strengthening of existing brands as well as the successful launch of new products in growing segments.

The "Blue Wind" symbol was adopted as the design for five box-type products in the Mild Seven in May 2006. In addition, designs for nine products, which utilized soft packaging or belonged to the 1-mg tar segment were changed in December 2006 in an effort to unify the brand imaging among JT products. JT launched nine products from seven brands, including seven D-spec products (products adopting JT's proprietary reduced odor technology that suppress odors caused by cigarettes), as part of a successful launch in the growing market segment, and carried out efficient and effective sales promotion activities, including the sales area expansion for four products from four brands which had previously been sold in limited areas, to nationwide coverage, in response to increased consumer demand.

(Table 1)

Products launched in October 2006

| Products | Price/Quantity | Tar/Nicotine | Initial Sales Area | Remarks |
|---|---|---|---|---|
| Cabin One Tasty 100's Box | 300 yen/ 20 cigarettes | 1mg/0.1mg | 42 prefectures excluding Miyagi, Kanagawa, Aichi, Kyoto and Fukuoka | |
| Camel Menthol Box | 320 yen/ 20 cigarettes | 8mg/0.7mg | Miyagi | Menthol product D-spec product |
| Sakura | 350 yen/ 20 cigarettes | 7mg/0.6mg | Kanagawa | D-spec product |
| Peace Infinity | 350 yen/ 20 cigarettes | 8mg/0.7mg | Kyoto | D-spec product |
| Salem Ice Blue(*) | 320 yen/ 20 cigarettes | 8mg/0.6mg | Fukuoka | Menthol product D-spec product |

*This product is to be ended when the existing stock is cleared.

Products launched in December 2006

| Products | Price/Quantity | Tar/Nicotine | Initial Sales Area | Remarks |
|---|---|---|---|---|
| Mild Seven Super Lights 100's Box | 300 yen/ 20 cigarettes | 6mg/0.5mg | Hokkaido | |

Products launched in January 2007

| Products | Price/Quantity | Tar/Nicotine | Initial Sales Area | Remarks |
|---|---|---|---|---|
| D-spec H Side Slide Box | 320 yen/ 20 cigarettes | 12mg/0.9mg | | D-spec product |
| D-spec R Side Slide Box | 320 yen/ 20 cigarettes | 5mg/0.5mg | Tokyo, Kanagawa, Chiba, Saitama and Fukuoka | D-spec product |
| D-spec C Side Slide Box | 320 yen/ 20 cigarettes | 7mg/0.6mg | | Menthol product D-spec product |

(Table 2)

Products expanded to nationwide coverage in April 2006

| Products | Price/Quantity | Tar/Nicotine | Remarks |
|---|---|---|---|
| Seven Stars Revo Ultra Lights Menthol Box | 320 yen/ 20 cigarettes | 3mg/0.2mg | Menthol product D-spec product |

Products expanded to nationwide coverage in December 2006

| Products | Price/Quantity | Tar/Nicotine | Remarks |
|---|---|---|---|
| Cabin One Tasty 100's Box | 300 yen/ 20 cigarettes | 1mg/0.1mg | |

Products expanded to nationwide coverage in February 2007

| Products | Price/Quantity | Tar/Nicotine | Remarks |
|---|---|---|---|
| Mild Seven Super Lights 100's Box | 300 yen/ 20 cigarettes | 6mg/0.5mg | |

Products expanded to nationwide coverage in March 2007

| Products | Price/Quantity | Tar/Nicotine | Remarks |
|---|---|---|---|
| Camel Menthol Box | 320 yen/ 20 cigarettes | 8mg/0.7mg | Menthol product D-spec product |

Domestic tobacco sales volume for the year that ended March 31, 2007, was 174.9 billion cigarettes (Note), a decrease of 14.5 billion cigarettes (down 7.7%) compared with the corresponding figure for the previous year, due to the termination of the licensing agreement with Philip Morris International for Marlboro products in Japan at the end of April 2005, and the amendment of retail prices, accompanied by the increased tobacco excise taxes in July 2006. JT's domestic market share represented 64.8 percent in the year that ended March 31, 2007, a decrease of 1.6 percentage points compared with the corresponding figure for the previous year, while net sales excluding tax (per thousand cigarettes) reached 3,990 yen, an increase of 126 yen compared with the corresponding figure for the previous year.

Net sales reached 3,416.2 billion yen for the year that ended March 31, 2007, an increase of 10.9 billion yen (up 0.3%) compared with the corresponding figure for the previous year, primarily due to the increased unit price following the amendment of retail prices, accompanied by the increased tobacco excise taxes which more than offset the decreased sales volume in the domestic tobacco business. Operating income reached 245.3 billion yen for the year that ended March 31, 2007, an increase of 25.2 billion yen (up 11.5%) compared with the corresponding figure for the previous year, as increased unit prices, reduced costs and the reversal of devaluation losses on leaf tobacco contributed to overcoming of the decline in sales volume.

(Note) In addition to the above figure, the domestic tobacco business sold 3.4 billion cigarettes during the year that ended March 31, 2007, taking into account sales from duty-free shops in Japan and in additional sales in the China, Hong Kong, and Macao markets, which are covered by JT's China Division.

**International Tobacco Business**

The international tobacco business represents the driving force for profit growth for the entire JT Group, at the center of which is JT International S.A., a subsidiary of JT, aimed at increasing sales volume, while focusing on the Global Flagship Brand (GFB), which include "Camel," "Winston," "Mild Seven" and "Salem."

Sales volume was 240.1 billion cigarettes for the year that ended March 31, 2007, an increase of 19.8 billion cigarettes (up 9.0%) compared with the corresponding figure for the previous year, primarily due to favorable upturn in GFB sales, a major area of focus for the JT Group for profit growth. Total sales volume for GFBs was 149.1 billion cigarettes for the year that ended March 31, 2007, an increase of 15.3 billion cigarettes (up 11.4%) compared with the corresponding figure for the previous year. This was primarily due to an increase in sales of "Camel" in Italy and France, "Winston" in Russia, Spain, Iran, Turkey, Ukraine and "Mild Seven" in Russia.

Net sales reached 999.6 billion yen and operating income accounted for 81.0 billion yen, an increase of 118.4 billion yen (up 13.4%) and 10.0 billion yen (up 14.2%), respectively, compared with the corresponding figure for the previous year. This was primarily due to an increase in sales volume, mainly in the GFBs.

(Note)

1. For the purpose of this document, US$ 1.00 was converted to 110.26 yen and 116.38 yen for the year that ended March 31, 2006, and March 31, 2007, respectively.
2. With respect to the international tobacco business results, the results for the period from January 2006 to December 2006 are reflected in this report.

JT has been taking the necessary steps to avoid an unreasonable Notice of Assessment to its subsidiaries located in Canada and in Russia, which continue to operate. The JT Group will continue to operate its businesses in compliance with the laws and business practices in their respective countries, and continue to take all possible measures, including legal options, to prevent any infractions of the law and/or such Notice of Assessments.

(Additional information regarding Gallaher Group Plc)

Receiving the final court approval, JT completed the acquisition of Gallaher Group Plc by means of a scheme of arrangement on April 18, 2007, whose procedure starting was announced on December 15, 2006.

For details, please refer to the "subsequent events."

**Pharmaceutical Business**

With respect to the pharmaceutical business, JT has been increasing efforts to maximize business value in a timely and efficient manner, to position the business division as a driving force for future growth. JT's pharmaceutical business has been firmly focused on advancing its clinical compounds to the higher stages of clinical study, and further enhancing its R&D pipeline, while seeking out strategic opportunities for the licensing in and out of its products.

Following the introduction of its anti-hyperuricemia drug (JTT-552) into the clinical trial stage, JT currently has seven drugs in the clinical development pipeline. JT entered into license-out agreements with GlaxoSmithKline Inc. for a new chemical compound in its pre-clinical trial stage in April 2006, and with MedImmune, Inc. for an antibody drug candidate in its pre-clinical trial stage in December 2006.

Royalty revenue from "Viracept," an HIV treatment drug jointly developed with Agouron Pharmaceuticals, Inc. (a subsidiary of Pfizer Inc.), and sold primarily in the United States, Europe and Japan, declined as a result of intensifying competition in the pharmaceutical industry.

Torii Pharmaceutical Co., Ltd. (Torii), a subsidiary of JT, showed a decrease in net sales despite increased sales of "Antebate," a protease inhibitor, and "Truvada," an HIV treatment drug. The decline is primarily due to a sales decrease of the company's main products including "Futhan," an injectable proteolytic enzyme inhibitor, and "Stronger Neo-Minophagen C," an agent for liver disease/antiallergic agent, due to several factors, including drug price revisions implemented in April 2006.

Net sales reached 45.4 billion yen for the year that ended March 31, 2007, a decrease of 3.8 billion yen (down 7.7%) compared with the corresponding figure for the previous year. This was primarily due to the decline in net sales for Torii, and the negative impact caused by the absence of a one-time sales income related to the licensing of "JTK-303" to Gilead Sciences recorded in the previous year, despite several positive factors in this reporting cycle, including one-time sales incomes through licensing agreements with GlaxoSmithKline and MedImmune, Inc. In addition to these factors, there was an increase in R&D expenses. Accordingly, operating loss reached 11.2 billion yen while 5.0 billion yen of operating loss was recorded for the previous year.

In November 2006, Toray Industries, Inc. (Toray) filed for a new drug application for its antipruritus drug developed by Toray which it had agreed with JT and Torii to co-develop and market in the domestic market in March 2005. In September 2006, the three companies agreed to co-develop and market the drug for the treatment of hepatic disease in the domestic market.

**Foods Business**

Positioning the foods business as one of the key components to the JT Group's success, JT is focusing on the three main areas including its beverage business, processed foods business (which includes frozen processed foods, bakery, chilled processed foods and processed preserved foods), and seasonings business with the aim of establishing a competitive advantage in the market and a solid business foundation as a general foods manufacturer.

JT has been steadily expanding its beverage business primarily through the vending machine operation provided by Japan Beverage Inc., a subsidiary of JT, and the active development and introduction of new and unique products, while focusing mainly on its core brand "Roots."

Regarding JT's processed foods business, the company aims to continue to expand and enrich its product line of commercial frozen foods, including its "Obento Dai-Ninki!" and "Imadoki-Wazen" lines, in order to expand its scale of operation and strengthen earning capacity.

JT's seasonings business, JT is striving to enhance its business base through the development and introduction of High IG yeast extract, which was developed through JT's exclusive technology.

Net sales were 286.5 billion yen for the year that ended March 31, 2007, an increase of 8.1 billion yen (up 2.9%) compared with the corresponding figure for the previous year, primarily due to the expansion of vending machine sales channels and the steady rise in sales of "Roots" in the beverage business, and the expansion of operating scale in the processed foods business, primarily in the frozen processed foods and chilled processed foods' divisions. Operating income was 6.7 billion yen for the year that ended March 31, 2007, an increase of 0.3 billion yen (up 6.0%) compared with the corresponding figure for the previous year.

**Other Businesses**

Net sales for JT's other businesses were 21.4 billion yen for the year that ended March 31, 2007, a decrease of 2.1 billion yen (down 8.9%) compared with the corresponding figure for the previous year, primarily due to the decline in the number of consolidated subsidiaries following the transfer of their shares. Operating income was 9.3 billion yen for the year that ended March 31, 2007, an increase of 0.6 billion yen (up 7.6%) compared with the corresponding figure for the previous year, resulting from an increase in the real estate rental revenue.

## 3) Financial Results by Geographic Area

### Japan

Net sales in Japan were 3,718.4 billion yen for the year that ended March 31, 2007, an increase of 8.4 billion yen (up 0.2%) compared with the corresponding figure for the previous year, primarily due to the increased unit price following the amendment of retail prices, accompanied by the increased tobacco excise taxes despite a decrease in sales volume in the domestic tobacco business. Operating income was 248.4 billion yen, an increase of 20.3 billion yen (up 8.9%) compared with the corresponding figure for the previous year, primarily due to a unit price increase in the domestic tobacco business and cost reduction.

### Western Europe

Net sales in western Europe were 353.8 billion yen for the year that ended March 31, 2007, an increase of 15.2 billion yen (up 4.5%) compared with the corresponding figure for the previous year, due to the favorable changes in foreign currency exchange rates used in the conversion of overseas sales into yen despite effects from the increased tobacco excise taxes in Spain. Operating loss was 18.8 billion yen, an increase of 17.9 billion yen primarily due to effects from the increased tobacco excise taxes in Spain and the transfer of the business results of the international tobacco business in the Japanese market to the domestic tobacco business from May 2005, while 0.8 billion yen of operating loss was recorded for the previous year.

### Others

Net sales in other areas were 697.1 billion yen for the year that ended March 31, 2007, an increase of 108.0 billion yen (up 18.3%) compared with the corresponding figure for the previous year, primarily due to strong sales in Russia, Iran, Turkey and Ukraine. Operating income was 101.5 billion yen, an increase of 28.6 billion yen (up 39.4%) compared with the corresponding figure for the previous year.

## (Forecast of consolidated business results for the fiscal year ending March 2008)

Completing the acquisition of Gallaher Group Plc on April 18, 2007, JT has allocated financial costs associated with the cash offer made to Gallaher. The forecast for consolidated financial results for the year ending March 2008 does not factor in the Gallaher business, as the integration plan is now in development. Forecasts including the business will be disclosed once they have been determined.

The domestic tobacco business is positioned as the core source of profits of the JT Group and will continue to work in order to maintain and promote the brand equity. JT expects the international tobacco business to be a driving force for the further profit growth of the Group. With respect to the pharmaceutical business, JT is making efforts to advance firmly its clinical compounds to higher phases of clinical study and enhance further the R&D pipeline. The foods business is aimed at establishing a competitive advantage for a solid business foundation as a general foods manufacturer.

Forecast for the fiscal year ending March 2008 is as follows:

(Billions of yen)

| | Forecast (For the year ending March 31, 2008) | Actual Result (For the year that ended March 31, 2007) |
|---|---|---|
| Net Sales | 4,890.0 | 4,769.3 |
| Operating Income | 312.0 | 331.9 |
| Recurring Profit | 282.0 | 312.0 |
| Net Income | 186.0 | 210.7 |

* Additional projections for the year ending March 31, 2007

| The domestic tobacco business | Forecast (For the year ending March 31, 2008) | Actual Result (For the year that ended March 31, 2007) |
|---|---|---|
| Sales volume | 168.0 billion cigarettes | 174.9 billion cigarettes |

| The international tobacco business | Forecast (For the year ending March 31, 2008) | Actual Result (For the year that ended March 31, 2007) |
|---|---|---|
| Sales volume | 258.0 billion cigarettes | 240.1 billion cigarettes |
| Exchange rate (US 1.00 dollar) | 115.00 yen | 116.38 yen |

(Note) The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

## (2) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents as at the end of the year ended March 31, 2007 accounted for 1,179.5 billion yen, an increase of 259.3 billion yen compared with the corresponding figure for the previous year.

### Cash Flow from Operating Activities

Net cash provided by operating activities for the year that ended March 31, 2007, accounted for 435.9 billion yen compared to 150.3 billion yen, as reported for the previous year. This was primarily due to an increase in tobacco excise taxes payable as the current annual period end was financial institutions' non-working day, a decrease in the cash-out associated with the voluntary retirement program as well as the stable cash flow generated by the tobacco business.

### Cash Flow from Investing Activities

Net cash used in investing activities accounted for 149.6 billion yen for the year that ended March 31, 2007, while 26.3 billion yen of net cash used was reported for the previous year. This was primarily due to the increase in the purchase of investment securities despite the increase in proceeds from sales and redemption of securities.

### Cash Flow from Financing Activities

Net cash used in financing activities for the year that ended March 31, 2007, accounted for 32.6 billion yen, while 48.1 billion yen net cash used was reported for the previous year. This was primarily due to the increased dividend payments exceeding the effect of increased revenue following a rise in short-term borrowings by subsidiaries.

Please see below for trend of Cash Flow index.

| | Year that ended: | | | | |
|---|---|---|---|---|---|
| | March 31, 2003 | March 31, 2004 | March 31, 2005 | March 31, 2006 | March 31, 2007 |
| Ratio of equity capital | 54.9% | 49.8% | 50.2% | 58.0% | 58.3% |
| Ratio of equity capital (based on market value) | 47.8% | 50.2% | 79.8% | 136.3% | 172.1% |
| Interest bearing debt / Operating cash flow | 164.5% | 114.0% | 92.0% | 144.1% | 50.3% |
| Interest coverage ratio | 29.3x | 41.1x | 48.7x | 26.0x | 62.8x |

(Note) Ratio of equity capital: Equity capital / Total assets
Ratio of equity capital (based on market value): Total market value of shares / Total assets
Interest coverage ratio: Operating cash flow / Interest payment
* Each index is calculated based on consolidated financial figures.
The figures for the year that ended March 31, 2006 are calculated considering ex rights by the stock split.
* Total market value of shares is calculated as follows:
Closing Stock Price at the end of the fiscal term
× Total number of issued shares at the end of the fiscal term (including treasury stock)
* For Operating Cash Flow, figure of "Cash flow from operating activities" in the "Consolidated Statements of Cash Flows" is used. Interest-bearing debt means the total of all debt on which interest is paid on the Consolidated Balance Sheets.

### (3) Dividend Policy

JT believes that the growth of our corporate value in the medium- to long- term through continual earning growth driven by active business investment is fundamentals for increasing its shareholders' benefits.

Its basic dividend policy is to generate competitive returns for shareholders in the capital market, in consideration of the implementation status of its mid-term growth strategies and the outlook for its consolidated business performance. JT will strive to increase the dividend level on a continual basis, with the target of 20 percent for consolidated payout ratio in the immediate future.

As to retained earnings, JT will use them to invest in businesses now and in the future and acquire external resources and will enrich them in preparation for the purchase of its own shares and other options to broaden its business possibilities.

The year-end dividend is expected to be 2,200 yen per share. Accordingly, dividend per share for this fiscal year will be 4,000 yen including the interim dividend of 1,800 yen.

Forecast dividend for the year ending March 2008 is 4,400 yen per share, including the interim dividend of 2,200 yen.

## 2. Summary of Japan Tobacco Inc. and its Group Companies

There is no significant change from the information disclosed in Securities Report for the year that ended March 2006 (as of June 23, 2006). The Report is available at the Financial Services Agency's website.

## 3. Management Policy

There is no significant change from the information disclosed in semi-annual Brief Statement for the year that ended March 2007, which was announced on October 31, 2006. The Statement is available at the website of JT or Tokyo Stock Exchange. (English version; http://www.jti.co.jp/JTI_E/IR/tanshin.html)

Regarding the acquisition of Gallaher Group Plc which was completed in April 2007, JT plans to establish a Group-wide infrastructure to maximize the synergies of the business integration at the earliest stage.

## NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

## CONSOLIDATED BALANCE SHEETS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*as of March 31, 2006 and March 31, 2007*

| | *as of March 31, 2006* | *as of March 31, 2007* | *Increase / Decrease* |
|---|---|---|---|
| **ASSETS** | *Millions of yen* | *Millions of yen* | *Millions of yen* |
| **CURRENT ASSETS:** | **1,608,154** | **1,840,808** | **232,653** |
| Cash and deposits | 322,715 | 555,653 | 232,937 |
| Trade notes and accounts receivable | 134,182 | 149,384 | 15,201 |
| Marketable securities | 576,967 | 578,066 | 1,098 |
| Inventories | 406,832 | 417,276 | 10,443 |
| Deferred tax assets | 32,324 | 18,171 | △ 14,152 |
| Other current assets | 136,907 | 123,794 | △ 13,112 |
| Allowance for doubtful accounts | △ 1,776 | △ 1,539 | 236 |
| **FIXED ASSETS:** | **1,429,180** | **1,523,855** | **94,674** |
| **Property, plant and equipment:** | **596,544** | **600,435** | **3,891** |
| Buildings and structures | 238,049 | 229,019 | △ 9,030 |
| Machinery, equipment and vehicles | 144,604 | 152,900 | 8,296 |
| Tools | 53,502 | 58,486 | 4,983 |
| Land | 138,671 | 131,817 | △ 6,853 |
| Construction in progress | 21,715 | 28,211 | 6,496 |
| **Intangible assets:** | **579,519** | **542,880** | **△ 36,638** |
| Goodwill | 355,183 | 360,681 | 5,498 |
| Trademarks | 190,587 | 154,980 | △ 35,606 |
| Other | 33,748 | 27,218 | △ 6,530 |
| **Investments and other assets:** | **253,117** | **380,538** | **127,421** |
| Investment securities | 108,027 | 262,616 | 154,589 |
| Long-tern loans | 887 | 808 | △ 78 |
| Deferred tax assets | 102,902 | 75,456 | △ 27,445 |
| Other assets | 43,124 | 43,255 | 131 |
| Allowance for doubtful accounts | △ 1,292 | △ 1,230 | 61 |
| Allowance for loss on investments | △ 531 | △ 368 | 163 |
| **DEFERRED ASSETS** | **44** | - | △ 44 |
| **TOTAL ASSETS** | **3,037,378** | **3,364,663** | **327,284** |

## CONSOLIDATED BALANCE SHEETS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*as of March 31, 2006 and March 31, 2007*

| | *as of March 31, 2006* | *as of March 31, 2007* | *Increase / Decrease* |
|---|---|---|---|
| **LIABILITIES** | *Millions of yen* | *Millions of yen* | *Millions of yen* |
| **CURRENT LIABILITIES:** | **626,355** | **813,196** | **186,841** |
| Trade notes and accounts payable | 137,454 | 129,764 | △ 7,689 |
| Short-term bank loans | 33,292 | 53,706 | 20,414 |
| Current portion of long-term borrowings | 18,203 | 10,549 | △ 7,653 |
| Other payable | 119,674 | 93,567 | △ 26,107 |
| National tobacco excise taxes payable | 68,184 | 134,573 | 66,388 |
| National tobacco special excise taxes payable | 12,793 | 21,991 | 9,197 |
| Local tobacco excise taxes payable | 95,181 | 181,374 | 86,193 |
| Income taxes payable | 31,992 | 60,108 | 28,115 |
| Deferred tax liabilities | 3,563 | 2,246 | △ 1,317 |
| Accrued employees' bonuses | 27,610 | 29,312 | 1,701 |
| Other allowances | 1,869 | 1,997 | 127 |
| Other current liabilities | 76,533 | 94,003 | 17,469 |
| **NON-CURRENT LIABILITIES:** | **590,950** | **526,851** | **△ 64,099** |
| Bonds | 150,000 | 150,000 | - |
| Long-term borrowings | 15,111 | 5,012 | △ 10,099 |
| Deferred tax liabilities | 46,178 | 43,435 | △ 2,742 |
| Liabilities for retirement benefits | 293,425 | 282,377 | △ 11,048 |
| Liabilities for retirement benefits for directors and corporate auditors | 899 | 1,017 | 118 |
| Non-current other payable | 54,876 | 11,755 | △ 43,120 |
| Other non-current liabilities | 30,459 | 33,252 | 2,793 |
| **TOTAL LIABILITIES** | **1,217,305** | **1,340,047** | **122,741** |
| **MINORITY INTERESTS:** | | | |
| **MINORITY INTERESTS** | **57,561** | **-** | **△ 57,561** |
| **SHAREHOLDERS' EQUITY:** | | | |
| **COMMON STOCK** | **100,000** | **-** | **△ 100,000** |
| **CAPITAL SURPLUS** | **736,400** | **-** | **△ 736,400** |
| **RETAINED EARNINGS** | **972,511** | **-** | **△ 972,511** |
| **NET UNREALIZED GAINS ON INVESTMENT SECURITIES** | **35,531** | **-** | **△ 35,531** |
| **FOREIGN CURRENCY TRANSLATION ADJUSTMENTS** | **△ 7,353** | **-** | **7,353** |
| **TREASURY STOCK** | **△ 74,578** | **-** | **74,578** |
| **TOTAL SHAREHOLDERS' EQUITY** | **1,762,511** | **-** | **△ 1,762,511** |
| **TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY** | **3,037,378** | **-** | **△ 3,037,378** |

## CONSOLIDATED BALANCE SHEETS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*as of March 31, 2006 and March 31, 2007*

| NET ASSETS | *as of March 31, 2006* Millions of yen | *as of March 31, 2007* Millions of yen | *Increase / Decrease* Millions of yen |
|---|---|---|---|
| **SHAREHOLDERS' EQUITY:** | - | **1,920,159** | **1,920,159** |
| Common stock | - | **100,000** | **100,000** |
| Capital surplus | - | **736,400** | **736,400** |
| Retained earnings | - | **1,158,337** | **1,158,337** |
| Treasury stock | - | **△ 74,578** | **△ 74,578** |
| **VALUATION AND TRANSLATION ADJUSTMENTS:** | - | **40,094** | **40,094** |
| Net unrealized gains on investment securities | - | **33,329** | **33,329** |
| Net deferred gains on hedging instruments | - | **14,580** | **14,580** |
| Pension liability adjustment of consolidated overseas subsidiaries | | **△ 15,560** | **△ 15,560** |
| Foreign currency translation adjustments | - | **7,745** | **7,745** |
| **MINORITY INTERESTS** | - | **64,362** | **64,362** |
| **TOTAL NET ASSETS** | - | **2,024,615** | **2,024,615** |
| **TOTAL LIABILITIES AND NET ASSETS** | - | **3,364,663** | **3,364,663** |

## CONSOLIDATED STATEMENTS OF INCOME

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*Years ended March 31, 2006 and 2007*

| | For the year ended March 31, 2006 | For the year ended March 31, 2007 | Increase/ Decrease | Comparison to previous year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | % |
| **NET SALES** | **4,637,657** | **4,769,387** | **131,730** | **2.8** |
| **COST OF SALES** | **3,734,073** | **3,844,768** | **110,694** | **3.0** |
| **Gross profit** | **903,583** | **924,619** | **21,035** | **2.3** |
| **SELLING, GENERAL AND ADMINISTRATIVE EXPENSES** | **596,636** | **592,628** | **△ 4,008** | **△ 0.7** |
| **Operating income** | **306,946** | **331,991** | **25,044** | **8.2** |
| **NON-OPERATING INCOME:** | **12,655** | **16,033** | **3,377** | **26.7** |
| Interest income | 4,300 | 10,384 | 6,083 | |
| Dividend income | 1,608 | 1,718 | 109 | |
| Other | 6,745 | 3,930 | △ 2,815 | |
| **NON-OPERATING EXPENSES:** | **21,759** | **35,980** | **14,220** | **65.4** |
| Interest expense | 5,775 | 6,939 | 1,163 | |
| Foreign exchange loss | 2,892 | 14,464 | 11,572 | |
| Financial support for domestic leaf tobacco growers | 863 | 3,504 | 2,641 | |
| Periodic mutual assistance association cost | 3,074 | 2,713 | △ 361 | |
| Other | 9,153 | 8,357 | △ 796 | |
| **Recurring profit** | **297,842** | **312,044** | **14,202** | **4.8** |
| **EXTRAORDINARY PROFIT:** | **65,453** | **50,854** | **△ 14,598** | **△ 22.3** |
| Gain on sale of property, plant and equipment | 60,036 | 47,506 | △ 12,530 | |
| Other | 5,416 | 3,348 | △ 2,067 | |
| **EXTRAORDINARY LOSS:** | **62,302** | **25,703** | **△ 36,598** | **△ 58.7** |
| Loss on sale of property, plant and equipment | 24,875 | 3,151 | △ 21,723 | |
| Loss on disposal of property, plant and equipment | 12,279 | 10,402 | △ 1,876 | |
| Impairment loss | 11,438 | 2,712 | △ 8,726 | |
| Business restructuring costs | 8,009 | - | △ 8,009 | |
| Introduction costs for vending machines with adult identification functions | 158 | 5,746 | 5,587 | |
| Other | 5,539 | 3,690 | △ 1,849 | |
| **INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS** | **300,993** | **337,195** | **36,202** | **12.0** |
| INCOME TAXES-CURRENT | 49,686 | 84,480 | 34,794 | 70.0 |
| INCOME TAXES-DEFERRED | 45,209 | 36,923 | △ 8,285 | △ 18.3 |
| MINORITY INTERESTS | 4,555 | 5,018 | 463 | 10.2 |
| **NET INCOME** | **201,542** | **210,772** | **9,230** | **4.6** |

## CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*Year ended March 31, 2006*

| | *For the year ended March 31, 2006* |
|---|---|
| | *Millions of yen* |
| CAPITAL SURPLUS: | |
| **Capital surplus, beginning of year** | **736,400** |
| **Capital surplus, end of year** | **736,400** |
| RETAINED EARNINGS: | |
| **Retained earnings, beginning of year** | **805,927** |
| **Increase:** | **201,542** |
| Net income for the year | 201,542 |
| **Decrease:** | **34,957** |
| Cash dividends paid | 28,740 |
| Bonuses to directors and corporate auditors | 236 |
| (Bonuses to corporate auditors) | (30) |
| Minimum pension liability adjustment* | 5,981 |
| **Retained earnings, end of year** | **972,511** |

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the United States of America ("U.S. GAAP")

## CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*For the year ended March 31, 2007*

*Millions of yen*

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Treasury stock | **Total shareholders' equity** |
| Balance as of March 31, 2006 | 100,000 | 736,400 | 972,511 | △ 74,578 | **1,734,333** |
| Changes of items during the accounting period | | | | | |
| Cash dividend paid (Note1) | | | △ 17,244 | | **△ 17,244** |
| Cash dividend paid | | | △ 17,244 | | **△ 17,244** |
| Bonuses to directors and corporate auditors (Note1) | | | △ 196 | | **△ 196** |
| Net income | | | 210,772 | | **210,772** |
| Adjustment to retained earnings for change in the number of equity method affiliates | | | △ 79 | | **△ 79** |
| Net changes of items other than shareholders' equity (Note2) | | | 9,818 | | **9,818** |
| Total changes of items during the accounting period | - | - | 185,825 | - | **185,825** |
| Balance as of March 31, 2007 | 100,000 | 736,400 | 1,158,337 | △ 74,578 | **1,920,159** |

*Millions of yen*

| | Valuation and translation adjustments | | | | | Minority interests | **Total net assets** |
|---|---|---|---|---|---|---|---|
| | Net unrealized gains on investment securities | Net deferred gains on hedging instruments | Pension liability adjustment of consolidated overseas subsidiaries (Note2) | Foreign currency translation adjustments | **Total valuation and translation adjustments** | | |
| Balance as of March 31, 2006 | 35,531 | - | - | △ 7,353 | **28,178** | 57,561 | **1,820,073** |
| Changes of items during the accounting period | | | | | | | |
| Cash dividend paid (Note1) | | | | | | | △ 17,244 |
| Cash dividend paid | | | | | | | **△ 17,244** |
| Bonuses to directors and corporate auditors | | | | | | | **△ 196** |
| Net income | | | | | | | **210,772** |
| Adjustment to retained earnings for change in the number of equity method affiliates | | | | | | | △ 79 |
| Net changes of items other than shareholders' equity (Note2) | △ 2,202 | 14,580 | △ 15,560 | 15,098 | **11,915** | 6,800 | **28,534** |
| Total changes of items during the accounting period | △ 2,202 | 14,580 | △ 15,560 | 15,098 | **11,915** | 6,800 | **204,542** |
| Balance as of March 31, 2007 | 33,329 | 14,580 | △ 15,560 | 7,745 | **40,094** | 64,362 | **2,024,615** |

Note:

1. Cash dividend paid and bonuses to directors and corporate auditors are items that were approved at the general shareholders' meeting in June 2006.
2. As described in "CHANGE IN ACCOUNTING POLICY" in the "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," , "Pension liability adjustment of consolidated overseas subsidiaries" is unfunded obligation recognized by consolidated overseas subsidiaries applying U.S.GAAP. The amount reversed of minimum pension liability by consolidated overseas subsidiaries applying U.S.GAAP was recorded in "Net changes of items other than shareholders' equity" of retained earnings.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*Japan Tobacco Inc. and Consolidated Subsidiaries*
*Years ended March 31, 2006 and 2007*

| | *For the year ended* | | *Increase/ Decrease* |
|---|---|---|---|
| | *March 31, 2006* | *March 31, 2007* | |
| | *Millions of yen* | *Millions of yen* | *Millions of yen* |
| **OPERATING ACTIVITIES:** | | | |
| Income before income taxes and minority interests | 300,993 | 337,195 | 36,202 |
| Depreciation and amortization | 124,854 | 130,105 | 5,250 |
| Impairment loss | 11,438 | 2,712 | △ 8,726 |
| Net gain on sale and disposal of property, plant and equipment | △ 30,018 | △ 39,284 | △ 9,265 |
| Amortization of goodwill | 1,590 | 2,537 | 947 |
| Decrease in liabilities for retirement benefits | △ 6,591 | △ 21,163 | △ 14,572 |
| Interest income and dividend income | △ 5,909 | △ 12,103 | △ 6,193 |
| Interest expense | 5,775 | 6,939 | 1,163 |
| (Increase) decrease in trade notes and accounts receivable | 765 | △ 9,476 | △ 10,241 |
| (Increase) decrease in inventories | 44,091 | △ 6,171 | △ 50,262 |
| Increase (decrease) in trade notes and accounts payable | 20,260 | △ 12,877 | △ 33,137 |
| Decrease in other payable | △ 125,688 | △ 22,087 | 103,601 |
| Increase (decrease) in tobacco excise taxes payable | △ 13,972 | 160,020 | 173,993 |
| Decrease in non-current other payable | △ 87,376 | △ 43,141 | 44,235 |
| Other, net | △ 31,052 | 14,359 | 45,412 |
| **Sub-total** | **209,158** | **487,566** | **278,407** |
| Interest and dividend received | 5,910 | 12,071 | 6,160 |
| Interest paid | △ 5,712 | △ 6,493 | △ 781 |
| Income taxes paid | △ 59,014 | △ 57,185 | 1,829 |
| **Net cash provided by operating activities** | **150,342** | **435,958** | **285,615** |
| **INVESTING ACTIVITIES:** | | | |
| Purchases of marketable securities | △ 145,933 | △ 330,715 | △ 184,781 |
| Proceeds from sale and redemption of marketable securities | 121,700 | 386,189 | 264,488 |
| Purchases of property, plant and equipment | △ 82,850 | △ 96,717 | △ 13,866 |
| Proceeds from sale of property, plant and equipment | 82,146 | 57,093 | △ 25,053 |
| Purchases of intangible assets | △ 8,966 | △ 7,927 | 1,038 |
| Purchases of investment securities | △ 2,733 | △ 158,385 | △ 155,651 |
| Proceeds from sale and redemption of investment securities | 4,341 | 5,345 | 1,003 |
| Purchases of shares of newly consolidated subsidiaries, net of cash acquired | △ 1,400 | △ 4,085 | △ 2,684 |
| Disbursement from sale of shares of former consolidated subsidiaries, net of cash held | △ 143 | △ 387 | △ 243 |
| Other, net | 7,480 | △ 101 | △ 7,582 |
| **Net cash used in investing activities** | **△ 26,357** | **△ 149,692** | **△ 123,334** |
| **FINANCING ACTIVITIES:** | | | |
| Net increase in short-term bank loans | 1,552 | 18,571 | 17,019 |
| Repayment of long-term borrowings | △ 19,473 | △ 19,840 | △ 366 |
| Repayment of bonds | - | 4,927 | 4,927 |
| Dividends paid | △ 28,740 | △ 34,488 | △ 5,748 |
| Dividends paid to minority shareholders | △ 1,467 | △ 1,474 | △ 6 |
| Other, net | △ 5 | △ 330 | △ 325 |
| **Net cash used in financing activities** | **△ 48,134** | **△ 32,634** | **15,500** |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS** | **15,204** | **5,749** | **△ 9,455** |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | **91,054** | **259,380** | **168,325** |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | **829,087** | **920,141** | **91,054** |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | **920,141** | **1,179,522** | **259,380** |

# BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTNIG POLICIES

## CHANGE IN ACCOUTING POLICY

(Accounting Standards for Bonuses to Directors)

For the fiscal year that ended March 31, 2007, JT applied "Accounting Standards for Bonuses to Directors" (Accounting Standards Board of Japan (ASBJ) Statement No. 4, November 29, 2005). This application has no material impact on operating income, recurring profit, and income before income taxes and minority interests.

(Accounting Policies regarding Disclosure of Net Assets of Balance Sheets)

For the fiscal year that ended March 31, 2007, JT applied "Accounting Standards for Presentation of Net Assets in the Balance Sheets" (ASBJ Statement No.5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets" (ASBJ Guidance No.8, December 9, 2005). The amount corresponding to total shareholders' equity as previously reported would be 1,945,673 million yen. Net assets in the Balance Sheets for the fiscal year are presented according to the revised disclosure regulations of the consolidated financial statements.

(Accounting Policies regarding Retirement Benefits of Consolidated Overseas Subsidiaries)

As for JT's consolidated overseas subsidiaries, if the liability for retirement benefits already recognized fell below the unfunded accumulated benefit obligation, an additional minimum liability was conventionally recognized. However, from the fiscal year that ended March 31, 2007, according to FASB Statement 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R)," the accounting policies were changed to state the difference of retirement benefits obligation and fair value of plan assets on consolidated balance sheets as assets/liabilities, and to state unrecognized net actuarial loss and prior service cost, net of applicable taxes, on a part of valuation and translation adjustments of net assets as pension liability adjustment of consolidated overseas subsidiaries. The change has no impact on profits for the consolidated fiscal year that ended March 31, 2007.

Except for the changes in accounting policies above, no significant change has been made since the latest Securities Report (as of June 23, 2006).

## SEGMENT INFORMATION

### 1.OPERATIONS BY INDUSTRY SEGMENT

(For the year ended March 31, 2006) *Millions of yen*

| | Domestic Tobacco | International Tobacco | Pharmaceuticals | Foods | Others | Total | Elimination/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| 1. Sales and operating income (loss) | | | | | | | | |
| Sales | | | | | | | | |
| (1) Sales to customers | 3,405,281 | 881,187 | 49,256 | 278,378 | 23,552 | 4,637,657 | - | 4,637,657 |
| (2) Intersegment sales | 41,553 | 36,913 | - | 122 | 25,212 | 103,803 | (103,803) | - |
| Total | 3,446,835 | 918,101 | 49,256 | 278,501 | 48,765 | 4,741,460 | (103,803) | 4,637,657 |
| Operating expenses | 3,226,740 | 847,071 | 54,313 | 272,175 | 40,091 | 4,440,392 | (109,682) | 4,330,710 |
| Operating income (loss) | 220,095 | 71,030 | △ 5,057 | 6,325 | 8,673 | 301,067 | 5,879 | 306,946 |
| 2. Assets, depreciation and amortization, and capital expenditure | | | | | | | | |
| Assets | 1,131,750 | 994,834 | 117,902 | 141,476 | 194,400 | 2,580,365 | 457,013 | 3,037,378 |
| Depreciation and amortization | 84,570 | 23,061 | 3,253 | 5,041 | 13,466 | 129,394 | (4,539) | 124,854 |
| Impairment loss | 991 | 183 | - | 69 | - | 1,244 | 10,194 | 11,438 |
| Capital expenditure | 75,027 | 24,995 | 2,107 | 4,576 | 19,318 | 126,024 | (27,096) | 98,927 |

(For the year ended March 31, 2007) *Millions of yen*

| | Domestic Tobacco | International Tobacco | Pharmaceuticals | Foods | Others | Total | Elimination/ Corporate | Consolidated |
|---|---|---|---|---|---|---|---|---|
| 1. Sales and operating income (loss) | | | | | | | | |
| Sales | | | | | | | | |
| (1) Sales to customers | 3,416,273 | 999,658 | 45,452 | 286,554 | 21,448 | 4,769,387 | - | 4,769,387 |
| (2) Intersegment sales | 45,005 | 26,354 | - | 109 | 25,876 | 97,346 | (97,346) | - |
| Total | 3,461,278 | 1,026,013 | 45,452 | 286,663 | 47,325 | 4,866,733 | (97,346) | 4,769,387 |
| Operating expenses | 3,215,891 | 944,928 | 56,659 | 279,958 | 37,993 | 4,535,430 | (98,034) | 4,437,396 |
| Operating income (loss) | 245,387 | 81,085 | △ 11,206 | 6,704 | 9,331 | 331,302 | 688 | 331,991 |
| 2. Assets, depreciation and amortization, and capital expenditure | | | | | | | | |
| Assets | 1,180,395 | 1,275,044 | 106,164 | 158,817 | 249,603 | 2,970,026 | 394,636 | 3,364,663 |
| Depreciation and amortization | 79,964 | 31,583 | 3,009 | 3,893 | 12,254 | 130,705 | (600) | 130,105 |
| Impairment loss | 709 | 112 | - | 44 | - | 865 | 1,846 | 2,712 |
| Capital expenditure | 55,242 | 32,017 | 3,045 | 4,866 | 8,054 | 103,226 | (1,079) | 102,147 |

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets
2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land.
   The amounts of these assets as of March 31, 2006 and 2007 are 583,491 million yen and 584,863 million yen, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

*Millions of yen*

| | Domestic Tobacco | International Tobacco | Pharmaceuticals | Foods | Others | Consolidated |
|---|---|---|---|---|---|---|
| For the year ended March 31, 2006 | 1,088 | - | - | 501 | - | 1,590 |
| For the year ended March 31, 2007 | 1,117 | - | - | 1,419 | - | 2,537 |

5. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of imported tobacco products.
   Net sales of imported tobacco products via TS Network Co., Ltd. for the year March 31, 2006 and 2007 were 1,160,744 million yen and 1,216,248 million yen, respectively
6. With respect to the international tobacco business, the result for the period from January 1, 2006 to December 31, 2006 is reported as the result for the year ended March 31, 2007. International consolidated subsidiaries, with the core operation by JT International S.A., set the closing date at December 31 for the accounting period

## 2.OPERATIONS BY GEOGRAPHIC SEGMENT

(For the year ended March 31, 2006) *Millions of yen*

| | Japan | Western Europe | Others | Total | Elimination/ Corporate | Consolidated |
|---|---|---|---|---|---|---|
| 1. Sales and operating income (loss) | | | | | | |
| Sales | | | | | | |
| (1) Sales to customers | 3,709,964 | 338,606 | 589,086 | 4,637,657 | - | 4,637,657 |
| (2) Intersegment sales | 42,368 | 153,513 | 18,943 | 214,825 | (214,825) | - |
| Total | 3,752,332 | 492,119 | 608,029 | 4,852,482 | (214,825) | 4,637,657 |
| Operating expenses | 3,524,195 | 492,966 | 535,164 | 4,552,326 | (221,616) | 4,330,710 |
| Operating income (loss) | 228,137 | △ 846 | 72,865 | 300,155 | 6,790 | 306,946 |
| 2. Assets | 1,446,957 | 760,455 | 276,327 | 2,483,740 | 553,638 | 3,037,378 |

(For the year ended March 31, 2007) *Millions of yen*

| | Japan | Western Europe | Others | Total | Elimination/ Corporate | Consolidated |
|---|---|---|---|---|---|---|
| 1. Sales and operating income (loss) | | | | | | |
| Sales | | | | | | |
| (1) Sales to customers | 3,718,450 | 353,830 | 697,106 | 4,769,387 | - | 4,769,387 |
| (2) Intersegment sales | 47,350 | 156,414 | 23,330 | 227,095 | (227,095) | - |
| Total | 3,765,800 | 510,245 | 720,436 | 4,996,482 | (227,095) | 4,769,387 |
| Operating expenses | 3,517,318 | 529,055 | 618,885 | 4,665,258 | (227,862) | 4,437,396 |
| Operating income (loss) | 248,482 | △ 18,810 | 101,551 | 331,223 | 767 | 331,991 |
| 2. Assets | 1,487,678 | 1,023,182 | 304,630 | 2,815,491 | 549,171 | 3,364,663 |

**NOTE:**

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of 1. OPERATIONS BY INDUSTRY SEGMENT.

## 3.OVERSEAS SALES

(For the year ended March 31, 2006) *Millions of yen*

| | Total |
|---|---|
| 1) Overseas sales | 935,198 |
| 2) Consolidated sales | 4,637,657 |
| 3) Percentage of overseas sales to consolidated sales (%) | 20.2 |

(For the year ended March 31, 2007) *Millions of yen*

| | Total |
|---|---|
| 1) Overseas sales | 1,056,762 |
| 2) Consolidated sales | 4,769,387 |
| 3) Percentage of overseas sales to consolidated sales (%) | 22.2 |

**NOTE:**

Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

**PER SHARE INFORMATION**

| Year that ended March 31, 2006 | Year that ended March 31, 2007 |
|---|---|
| Net assets per share 919,780.33 yen<br>Net income per share 105,084.78 yen<br><br>There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist. | Net assets per share 204,617.68 yen<br>Net income per share 22,001.10 yen<br><br>There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.<br><br>Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.<br><br>(Year that ended March 31, 2006)<br>Net assets per share 183,956.07 yen<br>Net income per share 21,016.96 yen<br><br>There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist. |

**SUBSEQUENT EVENTS**

On April 18, 2007, JT acquired the issued shares of Gallaher Group Plc (the "Gallaher") located in UK, through JTI (UK) MANAGEMENT LTD, a wholly owned subsidiary of JT, by way of a Scheme of Arrangement under the Company Act in UK. The business combination is applied the purchase method, by which JT is the acquiring company and the Gallaher is the acquired company. Accordingly, Gallaher became a wholly owned subsidiary of JT.

1. The followings are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.
   (1) The name of acquired company: Gallaher Group Plc
   (2) Business contents: Manufacturing and selling of tobacco products
   (3) Main reasons for business combination
   Through the acquisition of the Gallaher, JT could expand its business and enjoy the economy of scale, build well-balanced and competitive brand portfolio in each market and price segmentation, strengthen technology/distribution infrastructures, and synergize business growth expected of the business combination with effective business operations.
   (4) Date of business combination: April 18, 2007
   (5) Legal form of the business combination: The issued shares were acquired for cash.
   (6) Ratio of voting rights acquired: 100%

2. Acquisition costs: Approximately 7.5 billions of sterling pounds

3. Amounts of goodwill and assets/liabilities assumed at the date of business combination: Identification and fair-value measurements of assets/liabilities assumed at the date of business combination are undergoing, therefore, amounts of goodwill and assets/liabilities assumed at the date of business combination are unconfirmed.

4. Others
   Summary of balance sheets of the Gallaher as of December 31, 2006, based on the IFRS (International Financial Reporting Standards) is as follows;

(Millions of sterling pounds)

| | |
|---|---|
| Current assets | 1,525 |
| Non-current assets | 2,408 |
| Current liabilities | 1,457 |
| Non-current liabilities | 2,124 |
| Net assets | 352 |

Please note that the amount of assets/liabilities above indicates the business scale of the acquired company as references, and the figures do not indicate the exact amount of assets/liabilities assumed as of the date of business combination.

JTI (UK) MANAGEMENT LTD, a wholly owned subsidiary of JT, concluded and executed the loan agreement for the purpose of fund raising to acquire the issued shares of the Gallaher.

1. Borrowing by JT
   (1) Lender : Mizuho Bank Ltd.
   (2) Borrowing Amount : JPY 450.0 billion
   (3) Repayment : Bullet
   (4) Interest Rate : 0.80% and 0.84%
   (5) Borrowing Date : April 25, 2007
   (6) Term : 1 month and 3 months

2. Borrowing by JTI (UK) MANAGEMENT LTD
   (1) Lender: 18 syndicated banks, Merrill Lynch International and Merrill Lynch Japan Securities Co., Ltd. being Arrangers and The Bank of Tokyo-Mitsubishi UFJ, Ltd. being Agent Bank
   (2) Borrowing Amount : GBP 1.9 billion
   (3) Repayment : Bullet
   (4) Interest Rate : LIBOR + 0.1375%
   (5) Borrowing Date : April 26, 2007
   (6) Term : 2 months

Notes for Lease Transactions, Related Party Transactions, Income Taxes, Securities, Derivatives, Retirement Benefits are omitted considering the significance in the Brief Statement.

## Overview of Consolidated Financial Results for the FY ended March 2007

JT

## Caution concerning forward-looking statements

### Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.



JT

## Business Overview and Challenges

JT

## Business Overview and Challenges – Domestic Tobacco Business

### Sales Volume



(BNU)
350
300
250
200
150
100
50
0
-4.2%
-2.3%
-2.5%
-5.3%
-5.4%
-2.8%
-3.9%
-6.4%
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007
Total Demand
JT Sales Volume(1)


### Market Share of JT Products (1)



(%)
70
60
50
40
30
15
10
5
0
64.7
64.5
31.2
31.3
13.3
13.6
6.7
7.1
5.2
5.5
3.9
4.3
06Q1
06Q2
06Q3
06Q4
07Q1
07Q2
07Q3
07Q4
JT products
MILD SEVEN Family
1mg tar products
Menthol products
JPY 320 or above (2)
D-spec products


*(1) New basis = JT original products + JTI products for the Japanese market (Camel, Winston, Salem, etc.)*

*(2) Products priced ¥300 or higher until June 2006.*



JT

## Business Overview and Challenges - Domestic Tobacco Business

- **JT Sales Volume Forecast***

  Despite the continuous decline in total demand, the decrease in sales volume will be kept minimal.



(BNU)
250
200
150
100
50
0
-4.0%
-5.4%
-2.8%
-3.9%
-6.4%
174.9
168.0
(-4.0%)
Including tax increase effects in July 2003
Including tax increase effects in July 2006
FY3/2002
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007
FY3/2008(Est)


*New basis = JT original products + JTI products for the Japanese market (Camel, Winston, Salem, etc.)

- **Reinforcement of MILD SEVEN's Brand Equity**
  - The 30th anniversary with positive campaigns to reinforce brand equity.
  - Enhancement of the portfolio within the product family to establish a stronger position as No. 1 brand
- **Reorganization to integrate the brand strategy and area/channel strategy**

MILD SEVEN

**Upturn of MILD SEVEN family share by aggressive marketing**



JT

## Business Overview and Challenges - International Tobacco Business

- **Continued strong and balanced volume growth**
- **Global Flagship Brands (GFB) reaching 62% of total volume**



<Sales Volume for Jan.-Dec.>
(BNU)
300
250
200
150
100
50
0
240.1
149.1
2003
2004
2005
2006
□ Total Volume □ GFB Volume


CAMEL

Winston

MILD SEVEN

SALEM



JT

## Business Overview and Challenges - International Tobacco Business

### Business Integration Policy

- One management team, one company
- Sense of urgency – complete integration plans by August
- Strictly minimize disruptions to existing business
- Maintain focus on consumers and customers
- Capture synergies in a disciplined and systematic manner

7

## Business Overview and Challenges - Pharmaceutical Business

- **Steady advancement of clinical developments and enhancement of R&D pipeline**

Clinical Developments (as of Apr. 27, 2007)

| Code | Indication | Stage |
|---|---|---|
| JTT-705 (oral) | Dyslipidemia | Japan: Phase1 |
| JTT-130 (oral) | Hyperlipidemia | Japan: Phase2 Overseas: Phase2 |
| JTK-303 (oral) | HIV | Japan: Phase1 |
| JTT-302 (oral) | Dyslipidemia | Overseas: Phase2 |
| JTT-305 (oral) | Osteoporosis | Japan: Phase2 Overseas: Phase1 |
| JTT-551 (oral) | Type 2 diabetes mellitus | Japan: Phase1 Overseas: Phase1 |
| JTT-552 (oral) | Hyperuricemia | Japan: Phase1 |

Stage advanced (3 items)

Overseas clinical test started (2 items)

New clinical test started (1 item)

April 2006:
Licensing out a new chemical at the preclinical test stage to GlaxoSmithKline

November 2006:
Toray filed a new-drug application for a Toray-invented antipruritic drug "TRK-820" (developed under joint development and sales agreement with JT and Torii Pharmaceutical).

December 2006:
Licensing out an antibody drug candidate at the preclinical test stage to MedImmune.

8

## Business Overview and Challenges - Foods Business

- **JT is making efforts to establish competitiveness focusing on the three fields of beverages, processed foods, and seasonings.**



Roots "AROMA BLACK"

- Beverage business: Steadily growing centering on Japan Beverage. Launched total 36 products including new items centering on the core brand "Roots"



"Obento Dainlnki" Series "Mini Harumaki"



"Imadoki Wazen" Series "Renkon Hasami Age"

- Processed foods business: Launched 22 frozen processed foods for consumers centering on the "Obento Dainlnki" series and the "Imadoki Wazen" series

- Seasoning business: Extended natural seasoning products such as nucleic acid-rich yeast extract based on JT's unique technologies





JT

## Return to Shareholders during "JT2008" period

### Return to Shareholders

The company's basic dividend policy aims to provide a competitive level of return to shareholders in the capital market, while considering the status of implementation of the medium/long-term growth strategies and our consolidated financial results outlook. We intend to enhance the dividend level and, for the time being, aim to achieve a consolidated dividend payout ratio of 20 percent.

**From the fiscal year ending March 31, 2009 onward, the company will apply goodwill amortization to its consolidated financial results. The above mentioned "consolidated dividends payout ratio" is based on the before goodwill amortization basis.*

- Dividend per share for FY 3/2007: Interim JPY 1,800, Year-end JPY 2,200
- Dividend per share for FY 3/2008: Interim JPY 2,200, Year-end JPY 2,200


Dividend per share*
(JPY/share)
5,000
4,000
3,000
2,000
1,000
0
800
1,200
1,000
1,000
1,000
1,600
1,400
1,800
1,800
2,200
2,200
2,200
FY03/2003
FY03/2004
FY03/2005
FY03/2006
FY03/2007
FY03/2008(Forecast)
Interim dividend per share
Year-end dividend per share

**Note: Shares of common stock were split five for one on April 1, 2006.*



JT

## New Compensation Scheme for Directors and Auditors

- **Introduction of a compensation scheme aiming to enhance the company's corporate value**
  - Providing incentives toward the achievement of performance and the growth of shareholders' value
    - Directors (doubling as an executive officer): Basic remuneration + annual bonus + share-deal-type stock option
    - Directors (not doubling as an executive officer): Basic remuneration + share-deal-type stock option
    - Statutory auditors: Basic remuneration
- **Details of the stock option scheme**
  - Total number of stock acquisition rights: 800 rights
  - Execution period: Within 30 years from the day following the day of allocation
  - Condition for execution: After the retirement of a director
  - Restriction on transfer: Transfer of a right requires approval by the Board of Directors.
- **Abolishment of the retirement benefit plan**

***Asking for authorization to grant above plans at the company's AGM to be held on June.***



## Financial Results Overview

## Full-Term Results for FY 3/2007

### Summary of Performance

**EBITDA, operating income, recurring profit marked record highs.**
**EBITDA, operating income, recurring profit increased for the sixth consecutive years.**



(Unit: JPY bn)
500
400
300
200
100
464.6 (+7.2%)
331.9 (+8.2%)
210.7 (+4.6%)
FY 3/2003
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
EBITDA Operating income Net income




JT

## Full-Term Results for FY 3/2007

### Domestic tobacco business

Profits increased by offsetting the decrease in sales volume with higher selling prices and lower costs.

(Unit: JPY billion)

| | FY 3/2006 | FY 3/2007 | Change |
|---|---|---|---|
| Sales excl. taxes | 1,173.2 | 1,147.2 | -26.0 (-2.2%) |
| EBITDA | 305.7 | 326.4 | 20.7 (+6.8%) |
| Operating income | 220.0 | 245.3 | 25.2 (+11.5%) |

(Unit:BNU)

| | | | |
|---|---|---|---|
| Sales volume of JT products | 189.4 | 174.9 | -14.5 (-7.7%) |

### International tobacco business

EBITDA grew 17.8%, surpassed USD 1 Billion due to the continuous high performance of top-lines.

(Unit: JPY billion)

| | FY 3/2006 | FY 3/2007 | Change |
|---|---|---|---|
| Sales excl. taxes | 484.3 | 550.3 | 66.0 (+13.6%) |
| EBITDA | 94.0 | 112.6 | 18.5 (+19.7%) |
| Operating income | 71.0 | 81.0 | 10.0 (+14.2%) |

| | | | |
|---|---|---|---|
| Exchange rate (JPY/USD) | 110.26 | 116.38 | 6.12 |

(Reference) Before royalty payment to JT (Unit: USD million)

| | | | |
|---|---|---|---|
| EBITDA* | 925 | 1,090 | 164 (+17.8%) |

* Like-for-like basis: Excluding JTI products sold in Japan



JT

## Full-Term Results for FY 3/2007

### ■ Pharmaceutical business

Decrease in profits affected by a rise in R&D expenses and a decline in profits by Torii Pharmaceutical.

(Unit: JPY billion)

| | FY 3/2006 | FY 3/2007 | Change |
|---|---|---|---|
| Sales | 49.2 | 45.4 | -3.8 (-7.7%) |
| EBITDA | -1.8 | -8.1 | -6.3 - |
| Operating income | -5.0 | -11.2 | -6.1 - |

### ■ Foods business

Steady increase in sales and profits thanks to expansion of the business scale.

(Unit: JPY billion)

| | FY 3/2006 | FY 3/2007 | Change |
|---|---|---|---|
| Sales | 278.3 | 286.5 | 8.1 (+2.9%) |
| EBITDA | 11.8 | 12.0 | 0.1 (+1.3%) |
| Operating income | 6.3 | 6.7 | 0.3 (+6.0%) |



## Financial Profile after Acquisition of Gallaher



Sales Volume
(Unit: BNU)
+44.0%
597.4 billion
415.0 billion
182.4
240.1
240.1
174.9
174.9
Pre Acquisition
Post Acquisition(1)
Sales excl. Taxes
(Unit: JPY billion)
+28.6%
¥2,637.5 billion
¥2,051.0 billion
586.5
550.3
550.3
1,147.2
1,147.2
Pre Acquisition
Post Acquisition(1)
EBITDA
(Unit: JPY billion)
+34.3%
¥623.6 billion
¥464.6 billion
159.2
112.6
112.6
326.4
326.4
Pre Acquisition
Post Acquisition(1)


Domestic tobacco ■ Ex-JTI ■ Ex-Gallaher □ Diversified businesses, etc.

*Source: Figures publicly announced by each company*
*Note: Exchange rate: ¥214.53/£ (2006 AR)*
*(1) Figures of post acquisition are the simple total of JT (results for FY 3/2007) and Gallaher (results for FY 12/2006).*

## Financing of Gallaher Acquisition

- **Acquisition Price: Approx. GBP 7.5 billion (approx. JPY 1.72 trillion)**
  Acquisition Price including net debt: Approx. GBP 9.44 billion
  (approx. JPY 2.18 trillion)
- **Financing: Details in Bridge Loan**
  - Borrowing by JT
    - ✓ Lender: Mizuho Bank Ltd.
    - ✓ Borrowing Amount: JPY 450.0 billion
    - ✓ Repayment: Bullet
    - ✓ Interest Rate: 0.80% and 0.84%
    - ✓ Borrowing Date: April 25, 2007
    - ✓ Term: 1 month and 3 months
  - Borrowing by JTI (UK) Management Ltd
    - ✓ Lender: 18 syndicated banks, Merrill Lynch International and Merrill Lynch Japan Securities Co., Ltd. being Arrangers and The Bank of Tokyo-Mitsubishi UFJ, Ltd. being Agent Bank
    - ✓ Borrowing Amount: GBP 1.9 billion
    - ✓ Repayment: Bullet
    - ✓ Interest Rate: LIBOR + 0.1375%
    - ✓ Borrowing Date: April 26, 2007
    - ✓ Term: 2 months
- **Change of Ratings after Gallaher Acquisition**
  - S&P: $AA^-$ -> $A^+$
  - Moody's: Aa2 -> Aa3

17

JT

## Full-term Forecasts for FY 3/2008

JT

## Full-term Forecasts for FY 3/2008

### ■ Domestic tobacco business

Profits are expected to decrease affected by a decline in sales volume, and a rise in expenses for materials and sales promotion.

(Unit: JPY billion)

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Sales incl. taxes | 3,416.2 | 3,398.0 | -18.2 (-0.5%) |
| EBITDA | 326.4 | 300.0 | -26.4 (-8.1%) |
| Operating income | 245.3 | 213.0 | -32.3 (-13.2%) |

[Major preconditions] (Unit: BNU)

| | | | |
|---|---|---|---|
| Sales volume of JT products | 174.9 | 168.0 | -6.9 (-4.0%) |

### ■ International tobacco business

EBITDA is expected to maintain organic growth at a rate of around 15%.

(Unit: JPY billion)

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Sales incl. taxes | 999.6 | 1,130.0 | 130.3 (+13.0%) |
| EBITDA | 112.6 | 127.0 | 14.3 (+12.7%) |
| Operating income | 81.0 | 96.0 | 14.9 (+18.4%) |

(Reference) (Unit: USD million)

| | | | |
|---|---|---|---|
| EBITDA(Before royalty payment to JT) | 1,090 | 1,250 | 160 (+14.7%) |

[Major perconditions]

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Gross sales volume (billion cigarettes) | 240.1 | 258.0 | 17.9 (+7.5%) |
| GFB sales vlume (billion cigarettes) | 149.1 | 162.0 | 12.9 (+8.6%) |
| Exchange rate (JPY/USD) | 116.38 | 115.00 | -1.38 |

*Note 1: Figures of international tobacco business are forecasts for Jan.- Dec. 2007.*
*Note 2: Forecast for FY 3/2008 does not factor in the Gallaher business.*



JT

## Full-term Forecasts for FY 3/2008

### ■ Pharmaceutical business

Despite a expected increase in profits of Torii Pharmaceutical, total profits are expected to decrease affected by a rise in R&D expenses and a reduction in royalty revenues of Viracept.

(Unit: JPY billion)

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Sales | 45.4 | 44.0 | -1.4 (-3.2%) |
| EBITDA | -8.1 | -11.5 | -3.3 - |
| Operating income | -11.2 | -15.0 | -3.7 - |

### ■ Foods business

Profits are expected to increase thanks to the steady growth of beverages and processed foods.

(Unit: JPY billion)

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Sales | 286.5 | 298.0 | 11.4 (+4.0%) |
| EBITDA | 12.0 | 12.5 | 0.4 (+4.0%) |
| Operating income | 6.7 | 8.0 | 1.2 (+19.3%) |



JT

## Full-term Forecasts for FY 3/2008

- **Full-term Forecast**

Despite an expected organic growth in profits of the international tobacco business, total profits are expected to fall affected by a decline in sales volume and a rise in expenses for materials and sales promotion of the domestic tobacco business.

(Unit: JPY billion)

| | FY 3/2007 Actual | FY 3/2008 Forecast | Change |
|---|---|---|---|
| Sales incl. taxes | 4,769.3 | 4,890.0 | 120.6 (+2.5%) |
| EBITDA | 464.6 | 449.0 | -15.6 (-3.4%) |
| Operating income | 331.9 | 312.0 | -19.9 (-6.0%) |
| Recurring profit | 312.0 | 282.0 | -30.0 (-9.6%) |
| Net income | 210.7 | 186.0 | -24.7 (-11.8%) |
| ROE (%) | 11.3 | 9.3 | -2.0pt |
| FCF | 223.0 | -1,553.0 | -1,776.0 |

*Note: JT has allocated financial costs associated with the cash offer made to Gallaher. The forecasts for FY 3/2008 does not factor Gallaher business.*



JT

[This slide intentionally left blank]



JT

[Reference Material]

# Analysis of Consolidated Financial Results for FY 3/2007 and Forecast for FY 3/2008

JT

## Caution concerning forward-looking statements

### Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.



JT

## Results for FY 3/2007

- **Domestic Tobacco Business – Net sales** excl. tobacco excise tax*
  *Excluding imported tobacco



FY 3/2006
Marlboro
Volume effect
Unit price effect
Others
FY 3/2007
760.6
-16.2
-43.1
+25.2
+2.7
729.3
660
680
700
720
740
760
780
(JPY BN)


25

## Results for FY 3/2007

- **Domestic Tobacco Business – EBITDA**



FY 3/2006
Marlboro
Volume effect
Unit price effect
Cost reduction
Leaf tobacco reappraisal gain/loss
Others
FY 3/2007
305.7
-6.7
-33.0
+25.2
+8.0
+19.1
+8.1
326.4
250
270
290
310
330
(JPY BN)


26

## Results for FY 3/2007

**International Tobacco Business – Net sales** excl. tobacco excise tax



FY3/2006*
4,257
Volume effect
+354
Unit price and product mix effect
+92
Forex impact
Forex impact between US$ and each local currency
+25
FY3/2007
4,729
4,000
4,100
4,200
4,300
4,400
4,500
4,600
4,700
4,800
(US$ MM)


* Like-for-like basis: Reflecting an adoption of a US GAAP requirement on net sales

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax:

From JPY 484.3 bn to JPY 550.3 bn (up JPY 66.0 bn)



## Results for FY 3/2007

**International Tobacco Business - EBITDA** (before royalty payment to JT)

Like-for-like basis: From US$ 925 MM to US$ 1,090 MM (up 17.8%)



FY3/2006
975
Impact of transferred Japan business
-49
(Like-for-like basis)
925
Volume effect
+145
Unit price and product mix effect
+3
Forex impact
Forex impact between US$ and each local currency
+28
Others
-12
FY3/2007
1,090
800
850
900
950
1,000
1,050
1,100
1,150
(US$ MM)


(Reference) Industry segment information basis

International Tobacco Business - EBITDA: From JPY 94.0 bn to JPY 112.6 bn (up JPY 18.5 bn)

## Results for FY 3/2007

- Pharmaceutical Business - Net Sales


FY 3/2006
49.2
Tril Pharmaceutical Co. Ltd (non-consolidated)
-0.9
Royalty income, etc.
-2.9
FY 3/2007
45.4
43.0
44.0
45.0
46.0
47.0
48.0
49.0
50.0
(JPY BN)



## Results for FY 3/2007

- Pharmaceutical Business - EBITDA


FY 3/2006
-1.8
R&D expenses (non-consolidated)
-2.5
Operating income of Torii Pharmaceutical Co. Ltd (non-consolidated)
-2.2
Royalty income, etc.
-1.5
FY 3/2007
-8.1
-9
-8
-7
-6
-5
-4
-3
-2
-1
0
(JPY BN)

## Results for FY 3/2007

- **Foods Business – Net Sales**



FY 3/2006
278.3
Beverages (VM sales)
+4.8
Beverages (general sales)
+0.5
Frozen processed foods
+0.9
Bakery
-0.0
Chilled processed foods
+4.3
Seasonings
-0.6
Others
-1.8
FY 3/2007
286.5
270
275
280
285
290
(JPY BN)


31

---

## Results for FY 3/2007

- **Foods Business – Operating income**



FY 3/2006
6.3
Marginal profit of Beverage business
+0.6
Fixed cost of Beverage business
-0.2
Marginal profit of Processed foods business
+0.7
Fixed cost of Processed foods business
-0.6
Overhead costs
-0.1
FY 3/2007
6.7
5.5
6.0
6.5
7.0
7.5
(JPY BN)


32

## Results for FY 3/2007

### Recurring profit



FY 3/2006
297.8
Operating income
+25.0
Non-operating income/loss
-10.8
FY 3/2007
312.0
280
290
300
310
320
330
(JPY bn)


**Positive factors:**
- Increase of interest income (6.0bn)

**Negative factors:**
- Increase of loss on foreign exchange (11.5bn)
- Increase of financial support for domestic tobacco growers (2.6bn)
- Increase of interest payment (1.1bn)

### Net income



FY 3/2006
201.5
Recurring profit
+14.2
Extraordinary profit/loss, income tax, etc.
-5.0
FY 3/2007
210.7
190
195
200
205
210
215
220
(JPY bn)


**Positive factors:**
- Decrease of loss on sale of property, plant and equipment (21.7bn)
- Decrease of impairment loss (8.7bn)
- Decrease of business restructuring costs (8.0bn)
- Decrease of loss on disposal of property, plant and equipment (1.8bn) etc.

**Negative factors:**
- Increase of income tax, etc. (26.5bn)
- Decrease of gain on sale of property, plant and equipment (12.5bn)
- Increase of introduction costs for vending machines with adult identification functions (5.5bn) etc.



JT

[This slide intentionally left blank]



JT

## Summary of Consolidated B/S as of Mar. 31, 2007

### ■ ASSETS



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,364.6
1,608.1
1,840.8
1,429.2
1,523.8
as of Mar. 31, 2006
as of Mar. 31, 2007


□ Current Assets

□ Fixed Assets *Note) Fixed Assets include Deferred Assets.*

**Compared to B/S as of Mar. 31, 2006** (Main factor)

- **Current Assets – up JPY 232.6 bn**
  - Cash and cash equivalents*: up JPY 206.0 bn
    *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
  - Operating receivables*: up JPY 15.2 bn
    *Operating receivables = Trade notes and accounts receivable
- **Fixed Assets – up JPY 94.6 bn**
  - Increased by capital expenditure: JPY 102.1 bn
  - Decreased by depreciation and amortization*: JPY 132.6 bn
    *Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
  - Investment securities (market purchase of Gallaher shares): up JPY 154.5 bn

35

## Summary of Consolidated B/S as of Dec. 31, 2007

### ■ LIABILITIES



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,364.6
1,217.3
1,340.0
1,820.0
2,024.6
as of Mar. 31, 2006
as of Mar. 31, 2007


□ Total Liabilities

□ Total Net Assets *Note) Total Net Assets include Minority Interests.*

**Compared to B/S as of Mar. 31, 2006** (Main factor)

- **Total Liabilities – up JPY 122.7 bn**
  - Interest-bearing debt*: up JPY 2.6 bn
    *Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable* (payment deferral for calendar date): up JPY 161.7 bn
    *Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 204.5 bn**
  - Retained earnings: up JPY 185.8 bn
  - Minority interests: up JPY 6.8 bn
  - **Ratio of equity capital: 58.0% → 58.3%**

36

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ■ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,416.2
3,398.0
Imported tobacco*
JT Domestic
FY 3/2007
FY 3/2008 Forecast


[Positive factors]
- Increase in imported tobacco (JPY 12.7 bn)
- Increase in unit price of JT products by tax hike (Apr.-Jun.)

[Negative factors]
- Decrease in JT sales volume
[174.9 bn units → 168.0 bn units, down 6.9 bn units]

*On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.



JT

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ■ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
-
326.4
245.3
300.0
213.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income


[Positive factors]
- Increase in unit price (approx. JPY 11.0 bn)

[Negative factors]
- Decrease in JT sales volume (6.9 bn cigarettes, approx. JPY 21.0 bn)
- Increase of costs, etc. (approx. JPY 11.0 bn)
- Leaf tobacco reappraisal gain / loss*: 5.4 bn
[gain of JPY 9.5 bn → gain of JPY 4.1 bn]

*The reappraisal method is ceased in FY 3/2007 and the reappraisal loss at the end of FY 3/2007 will be reversed by 3-year straight line from FY 3/2008. The lower-of-cost-or-market method will be applied from FY 3/2008.



JT

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ■ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
1,200
1,000
800
600
400
200
0
999.6
1,130.0
FY3/2007
FY3/2008 Forecast


[Positive factors]

-Balanced top-line growth in mature and emerging markets

(Reference)
JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 115.00 (up JPY 1.38)

*(Notes): Forecast of international tobacco is for Jan.-Dec., 2007. Outlook for the fiscal year ending Mar. 31, 2008 does not incorporate Gallaher's business for the consolidated period.*

39

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ■ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
160
140
120
100
80
60
40
20
0
126.8
144.0
FY3/2007
FY3/2008 Forecast


[Positive factors]

-Top-line growth in core markets sustained by GFB and brand portfolio enhancement

(Reference) Industry segment information basis
EBITDA: From JPY 112.6 bn to JPY 127.0 bn (up JPY 14.3 bn)
Operating Income:
From JPY 81.0 bn to JPY 96.0 bn (up JPY 14.9 bn)

JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 115.00 (up JPY 1.38)

*(Notes): Forecast of international tobacco is for Jan.-Dec., 2007. The forecast for FY 3/2008 does not factor in the Gallaher business.*

40

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ¤ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
45.4
44.0
FY 3/2007
FY 3/2008 Forecast


[Positive factors]

-Increase in net sales of Tril Pharmaceutical Co. Ltd.
[JPY 39.5 bn → JPY 40.3 bn (up JPY 0.7 bn)]

[Negative factors]

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

-Decrease in Viracept royalty



JT

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ¤ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-16.0
-8.1
-11.2
-11.5
-15.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income


[Positive factors]

-Increase in operating income of Tril Pharmaceutical Co. Ltd.

[JPY 5.3 bn → JPY 5.6 bn (up JPY 0.2 bn)]

[Negative factors]

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

-Decrease in Viracept royalty

-Increase in R&D expenses



JT

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### Foods Business – Net sales


(JPY bn)
350
300
250
200
150
100
50
0
286.5
298.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
- Steady expansion of vending machine sales channels in Beverage business
- Developing and launching new products by thoroughly pursuing differentiation in frozen processed foods business
- Expansion in bakery business

43

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### Foods Business - EBITDA / Operating income


(JPY bn)
14
12
10
8
6
4
2
0
12.0
6.7
12.5
8.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]
- Increase in marginal profits by top-line growth
- Decrease in amortization of goodwill (Related to Japan Beverage Inc.)

44

## Forecast for FY 3/2008 compared to results of the previous fiscal year

### ■ Recurring Profit



FY 3/2007
312.0
Operating income
-19.9
Non-operating income
-10.1
FY 3/2008 Forecast
282.0
260
270
280
290
300
310
320
(JPY bn)


**Positive factors:**
-Decrease of currency hedging costs and the formation costs of bridge-loans related to the acquisition of Gallaher, etc.
**Negative factors:**
-Increase in interest payment and decrease of interest income related to the acquisition of Gallaher, etc.

### ■ Net income



FY 3/2007
210.7
Recurring profit
-30.0
Extraordinary profit/loss, income tax, etc.
+5.3
FY 3/2008 Forecast
186.0
160
180
200
220
(JPY bn)


**Positive factors:**
-Decrease of income tax, etc. etc.
**Negative factors:**
-Decrease of net profit on sale of property, plant and equipment
-Increase of introduction costs for vending machines with adult identification functions, etc.

*(Notes):* *JT has allocated financial costs associated with the cash offer made to Gallaher. The forecast for FY 3/2008 does not factor in the Gallaher business.*



JT

**1. Breakdown of net sales** (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| Net sales including excise tax | 4,637.6 | 4,769.3 | 131.7 |
| Domestic tobacco | 3,405.2 | 3,416.2 | 10.9 |
| Excluding imported tobacco | 2,244.5 | 2,200.0 | -44.5 |
| International tobacco * | 881.1 | 999.6 | 118.4 |
| Net sales excluding excise tax(Excluding imported tobacco) | 1,596.1 | 1,633.1 | 37.0 |
| Domestic tobacco | 760.6 | 729.3 | -31.2 |
| International tobacco * | 484.3 | 550.3 | 66.0 |
| Pharmaceutical | 49.2 | 45.4 | -3.8 |
| Foods | 278.3 | 286.5 | 8.1 |
| Beverages | 185.3 | 190.7 | 5.4 |
| Processed foods | 93.0 | 95.7 | 2.7 |
| Others | 23.5 | 21.4 | -2.1 |

* International tobacco business: Year ended Dec. 2006

**2. Leaf tobacco reappraisal profit / loss *** (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| Leaf tobacco reappraisal profit / loss | 9.5 | -9.5 | -19.1 |

* Profit when denoted negative

**3. Breakdown of SG&A expenses** (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| SG&A | 596.6 | 592.6 | -4.0 |
| Personnel * | 150.8 | 158.5 | 7.7 |
| Advertising and general publicity | 23.9 | 23.4 | -0.4 |
| Sales promotion | 142.1 | 128.0 | -14.0 |
| R&D | 37.5 | 41.2 | 3.7 |
| Depreciation and amortization | 53.4 | 57.4 | 3.9 |
| Others | 188.7 | 183.8 | -4.8 |

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

**4. EBITDA by business segment** *1 (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| Consolidated EBITDA | 433.3 | 464.6 | 31.2 |
| Operating income | 306.9 | 331.9 | 25.0 |
| Depreciation and amortization *2 | 126.4 | 132.6 | 6.1 |
| Domestic tobacco EBITDA | 305.7 | 326.4 | 20.7 |
| Operating income | 220.0 | 245.3 | 25.2 |
| Depreciation and amortization *2 | 85.6 | 81.0 | -4.5 |
| International tobacco EBITDA *3 | 94.0 | 112.6 | 18.5 |
| Operating income | 71.0 | 81.0 | 10.0 |
| Depreciation and amortization *2 | 23.0 | 31.5 | 8.5 |
| Pharmaceutical EBITDA | -1.8 | -8.1 | -6.3 |
| Operating income | -5.0 | -11.2 | -6.1 |
| Depreciation and amortization *2 | 3.2 | 3.0 | -0.2 |
| Foods EBITDA | 11.8 | 12.0 | 0.1 |
| Operating income | 6.3 | 6.7 | 0.3 |
| Depreciation and amortization *2 | 5.5 | 5.3 | -0.2 |
| Others EBITDA | 22.1 | 21.5 | -0.5 |
| Operating income | 8.6 | 9.3 | 0.6 |
| Depreciation and amortization *2 | 13.4 | 12.2 | -1.2 |

(Reference) (unit: USD million)

| | | | |
|---|---|---|---|
| International tobacco EBITDA (Before royalty payment) | 975 | 1,090 | 115 |

*1 EBITDA=operating income + depreciation and amortization *2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: Year ended Dec. 2006

**5. Amortization relating to major acquisitions** (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Years to amortize | Termination |
|---|---|---|---|---|
| JT International | 34.4 | 34.1 | - | - |
| Trademark rights (owned by JT) | 29.3 | 29.3 | 10 | Apr-09 |
| Patents (owned by JT) | 4.0 | 4.0 | 8 | Apr-07 |
| Goodwill* | 1.0 | 0.8 | 20 | Mar-25 |
| Japan Beverage | | | | |
| Goodwill | 0.2 | 0.3 | 5 | Mar-07 |

* Effective from the fiscal year ended Mar. 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

**6. Capital expenditure** (unit: JPY billion)

| | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| Capital expenditures | 98.9 | 102.1 | 3.2 |
| Domestic tobacco | 75.0 | 55.2 | -19.7 |
| International tobacco * | 24.9 | 32.0 | 7.0 |
| Pharmaceutical | 2.1 | 3.0 | 0.9 |
| Foods | 4.5 | 4.8 | 0.2 |
| Others | 19.3 | 8.0 | -11.2 |

* International tobacco business: Year ended Dec. 2006

**7. Cash and cash equivalents *** (unit: JPY billion)

| | As of end of Mar. 2006 | As of end of Mar. 2007 | Change |
|---|---|---|---|
| Cash and cash equivalents | 979.6 | 1,185.6 | 206.0 |

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

**8. Interest-bearing debt *** (unit: JPY billion)

| | As of end of Mar. 2006 | As of end of Mar. 2007 | Change |
|---|---|---|---|
| Interest-bearing debt | 216.6 | 219.2 | 2.6 |

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

**9. Business data**

| <Domestic tobacco business> | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| JT sales volume* (billion cigarettes) | 189.4 | 174.9 | -14.5 |
| Total demand (billion cigarettes) | 285.2 | 269.9 | -15.2 |
| JT market share | 66.4% | 64.8% | - 1.6%pt |
| JT net sales before tax per 1,000 cigarettes (JPY) | 11,674 | 12,371 | 697 |
| JT net sales after tax per 1,000 cigarettes (JPY) | 3,864 | 3,990 | 126 |

* Sales volume of domestic duty-free and China division is excluded, which was 3.2 billion for FY ended Mar. 2006 and 3.4 billion for FY ended Mar. 2007, respectively.

| <International tobacco business> | Year ended Dec. 2005 | Year ended Dec. 2006 | Change |
|---|---|---|---|
| Total sales volume (billion cigarettes) | 220.3 | 240.1 | 19.8 |
| GFB sales volume (billion cigarettes) | 133.8 | 149.1 | 15.3 |
| JPY/USD rate for consolidation (JPY) | 110.26 | 116.38 | 6.12 |

| <Pharmaceutical business> | FY ended Mar. 2006 | FY ended Mar. 2007 | Change |
|---|---|---|---|
| Royalty revenue of Viracept (USD million) | 50 | 41 | -8 |
| R&D expenses (parent company) (JPY billion) | 19.3 | 21.9 | 2.5 |

| <Foods business - Beverage business> | As of end of Mar. 2006 | As of end of Mar. 2007 | Change |
|---|---|---|---|
| Number of beverage vending machines * | 237,000 | 250,500 | 13,500 |
| JT-owned | 40,500 | 38,000 | -2,500 |
| Combined | 61,500 | 66,000 | 4,500 |

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

**10. Number of employees***

| | As of end of Mar. 2006 | As of end of Mar. 2007 | Change |
|---|---|---|---|
| Number of employees (consolidated basis) | 31,476 | 33,428 | 1,952 |
| Domestic tobacco | 11,795 | 11,534 | △ 261 |
| International tobacco | 11943 | 12,401 | 458 |
| Pharmaceutical | 1,532 | 1,554 | 22 |
| Foods | 5,232 | 7,084 | 1,852 |
| Other businesses | 604 | 461 | -143 |
| Corporate | 370 | 394 | 24 |
| Number of employees (parent company) | 8,855 | 8,930 | 75 |
| Number of employees based on enrollment (parent company) | 9,931 | 9,984 | 53 |

* Number of employees is counted at working base, unless otherwise indicated.

**Consolidated financial outlook for the fiscal year ending Mar. 31, 2008 compared to the reults of previous fiscal year**

(JPY billion)

| | FY ended Mar. 2007 (Actual) | FY ending Mar. 2008 (Forecast) | Change |
|---|---|---|---|
| Net sales including excise tax | 4,769.3 | 4,890.0 | 120.6 |
| Excluding imported tobacco | 3,553.1 | 3,661.0 | 107.8 |
| EBITDA | 464.6 | 449.0 | -15.6 |
| Operating income | 331.9 | 312.0 | -19.9 |
| Recurring profit | 312.0 | 282.0 | -30.0 |
| Net income | 210.7 | 186.0 | -24.7 |
| Return on Equity | 11.3% | 9.3% | -2.0%pt |
| Free Cash Flow* | 223.0 | -1,553.0 | -1,776.0 |

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)
<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others
FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

(JPY billion)

| | FY ended Mar. 2007 | FY ending Mar. 2008 | Change |
|---|---|---|---|
| Capital expenditures | 102.1 | 126.0 | 23.8 |
| Domestic tobacco | 55.2 | 64.0 | 8.7 |
| International tobacco | 32.0 | 35.0 | 2.9 |
| Pharmaceuticals | 3.0 | 3.0 | 0.0 |
| Foods | 4.8 | 6.5 | 1.6 |
| Other businesses | 8.0 | 17.0 | 8.9 |

Consolidated financial outlook by business segment (JPY billion)

| | FY ended Mar. 2007 | FY ending Mar. 2008 | Change |
|---|---|---|---|
| Net sales including excise tax | 4,769.3 | 4,890.0 | 120.6 |
| Domestic tobacco | 3,416.2 | 3,398.0 | -18.2 |
| Excluding imported tobacco | 2,200.0 | 2,169.0 | -31.0 |
| International tobacco | 999.6 | 1,130.0 | 130.3 |
| Pharmaceuticals | 45.4 | 44.0 | -1.4 |
| Foods | 286.5 | 298.0 | 11.4 |
| EBITDA | 464.6 | 449.0 | -15.6 |
| Domestic tobacco | 326.4 | 300.0 | -26.4 |
| International tobacco | 112.6 | 127.0 | 14.3 |
| Pharmaceuticals | -8.1 | -11.5 | -3.3 |
| Foods | 12.0 | 12.5 | 0.4 |
| Operating income | 331.9 | 312.0 | -19.9 |
| Domestic tobacco | 245.3 | 213.0 | -32.3 |
| International tobacco | 81.0 | 96.0 | 14.9 |
| Pharmaceuticals | -11.2 | -15.0 | -3.7 |
| Foods | 6.7 | 8.0 | 1.2 |

(JPY)

| | FY ended Mar. 2007 | FY ending Mar. 2008 | Change |
|---|---|---|---|
| Dividend per share | 4,000 | 4,400 | 400 |
| Pay-out Ratio | 18.2% | 22.7% | 4.5%pt |

**<FORWARD LOOKING STATEMENTS>**

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.
Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax incr and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government stud
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of J
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

Major assumptions

Domestic tobacco business (billions of cigarettes)

| | FY ended Mar. 2007 | FY ending Mar. 2008 | Change |
|---|---|---|---|
| Sales volume | 174.9 | 168.0 | -6.9 |

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

| | FY ended Dec. 2006 | FY ending Dec. 2007 | Change |
|---|---|---|---|
| Total sales volume | 240.1 | 258.0 | 17.9 |
| GFB sales volume | 149.1 | 162.0 | 12.9 |
| JPY/USD rate | 116.38 | 115.00 | -1.38 |

(Note) JT has allocated financial costs associated with the cash offer made to Gallaher. The forecast for FY 3/2008 does not factor in the Gallaher business.

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis**= JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

## Domestic Tobacco Business Results

### 1. Quarterly Sales Volume (billions of cigarettes)

| | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 54.2 | 55.6 | 55.6 | 47.7 | 213.2 |
| FY 03/2006 | 50.5 | 48.5 | 48.1 | 42.2 | 189.4 |
| FY 03/2007 | 54.0 | 36.8 | 44.6 | 39.3 | 174.9 |

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

### 2. Quarterly Retail Price Sales (billions of JPY)

| | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 748.0 | 767.0 | 767.5 | 658.9 | 2,941.6 |
| FY 03/2006 | 694.7 | 664.2 | 658.2 | 578.0 | 2,595.2 |
| FY 03/2007 | 740.3 | 547.5 | 664.6 | 587.0 | 2,539.5 |

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

### 3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

| | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 11,754 | 11,755 | 11,752 | 11,765 | 11,756 |
| FY 03/2006 | 11,715 | 11,653 | 11,657 | 11,667 | 11,674 |
| FY 03/2007 | 11,663 | 12,677 | 12,688 | 12,699 | 12,371 |

* Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

### 4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 3,940 | 3,942 | 3,937 | 3,946 | 3,941 |
| FY 03/2006 | 3,901 | 3,845 | 3,849 | 3,857 | 3,864 |
| FY 03/2007 | 3,852 | 4,050 | 4,050 | 4,056 | 3,990 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
| FY 03/2005 | 3,844 | 3,844 | 3,840 | 3,845 | 3,843 |
| FY 03/2006 | 3,845 | 3,846 | 3,849 | 3,857 | 3,849 |
| FY 03/2007 | 3,852 | 4,050 | 4,050 | 4,056 | 3,990 |

* Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

### 5. Quarterly JT Market Share (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 73.0 | 73.0 | 72.7 | 72.7 | 72.9 |
| FY 03/2006 | 69.6 | 65.4 | 65.3 | 65.2 | 66.4 |
| FY 03/2007 | 65.5 | 64.2 | 64.7 | 64.5 | 64.8 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
| FY 03/2005 | 66.7 | 66.6 | 66.4 | 66.1 | 66.5 |
| FY 03/2006 | 66.1 | 65.5 | 65.3 | 65.2 | 65.5 |
| FY 03/2007 | 65.5 | 64.2 | 64.7 | 64.5 | 64.8 |

## Market Share in Growing Segments

### 1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 8.3 | 8.2 | 8.6 | 8.9 | 8.5 |
| FY 03/2006 | 10.6 | 11.7 | 12.2 | 12.5 | 11.7 |
| FY 03/2007 | 12.4 | 12.5 | 13.3 | 13.6 | 12.9 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
| FY 03/2005 | 10.4 | 10.3 | 10.7 | 11.1 | 10.6 |
| FY 03/2006 | 11.3 | 11.7 | 12.2 | 12.5 | 11.9 |
| FY 03/2007 | 12.4 | 12.5 | 13.3 | 13.6 | 12.9 |

(2) JT Share in 1mg Tar Segment (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
|---|---|---|---|---|
| FY 03/2005 | 47.5 | 46.9 | 47.3 | 47.5 |
| FY 03/2006 | 55.7 | 60.4 | 60.8 | 61.6 |
| FY 03/2007 | 61.3 | 60.9 | 62.4 | 62.2 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
| FY 03/2005 | 59.6 | 58.6 | 59.0 | 59.4 |
| FY 03/2006 | 59.7 | 60.4 | 60.8 | 61.6 |
| FY 03/2007 | 61.3 | 60.9 | 62.4 | 62.2 |

### 2. Menthol

(1) JT Menthol Product Share (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 8.6 | 8.6 | 9.0 | 9.3 | 8.9 |
| FY 03/2006 | 8.1 | 6.5 | 6.6 | 6.7 | 7.0 |
| FY 03/2007 | 6.7 | 6.9 | 6.7 | 7.1 | 6.8 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
| FY 03/2005 | 5.6 | 5.5 | 5.8 | 6.1 | 5.7 |
| FY 03/2006 | 6.3 | 6.5 | 6.6 | 6.7 | 6.5 |
| FY 03/2007 | 6.7 | 6.9 | 6.7 | 7.1 | 6.8 |

(2) JT Share in Menthol Segment (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
|---|---|---|---|---|
| FY 03/2005 | 51.7 | 51.1 | 52.0 | 52.5 |
| FY 03/2006 | 45.1 | 34.4 | 34.9 | 35.1 |
| FY 03/2007 | 35.0 | 34.1 | 33.8 | 34.8 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
| FY 03/2005 | 33.2 | 32.4 | 33.8 | 34.4 |
| FY 03/2006 | 34.7 | 34.4 | 34.9 | 35.1 |
| FY 03/2007 | 35.0 | 34.1 | 33.8 | 34.8 |

### 3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 11.7 | 11.8 | 11.5 | 12.1 | 11.8 |
| FY 03/2006 | 8.8 | 5.1 | 5.4 | 5.9 | 6.3 |
| FY 03/2007 | 5.7 | 5.4 | 5.2 | 5.5 | 5.5 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
| FY 03/2005 | 5.0 | 5.1 | 4.8 | 5.1 | 5.0 |
| FY 03/2006 | 5.1 | 5.2 | 5.4 | 5.9 | 5.4 |
| FY 03/2007 | 5.7 | 5.4 | 5.2 | 5.5 | 5.5 |

(2) JT Share in JPY 320 or above Segment (%)

| Original Basis | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
|---|---|---|---|---|
| FY 03/2005 | 53.9 | 53.8 | 52.8 | 53.6 |
| FY 03/2006 | 39.1 | 22.2 | 23.1 | 24.5 |
| FY 03/2007 | 24.3 | 22.5 | 22.6 | 23.2 |
| **New Basis** | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar |
| FY 03/2005 | 23.2 | 23.0 | 22.2 | 22.8 |
| FY 03/2006 | 22.6 | 22.3 | 23.2 | 24.5 |
| FY 03/2007 | 24.3 | 22.5 | 22.6 | 23.2 |

* JPY 300 or above until Apr-Jun. 2006

### 4. Quarterly D-spec Product Share (%)

| | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Mar | Total |
|---|---|---|---|---|---|
| FY 03/2005 | 0.91 | 0.95 | 0.90 | 0.94 | 0.93 |
| FY 03/2006 | 0.91 | 1.24 | 1.78 | 3.12 | 1.72 |
| FY 03/2007 | 4.12 | 3.84 | 3.85 | 4.34 | 4.04 |

* Pianissimo and Premier have been sold as D-spec products since March 2006.
  Bevel Flair have been sold as D-spec products since December 2006.

**Japan Tobacco Inc. Clinical development (as of April 27, 2007)**

| Code | Stage | Indication | Mechanism | Characteristics | Rights |
|---|---|---|---|---|---|
| JTT-705 (oral) | Phase1(JPN) | Dyslipidemia | CETP inhibitor | Decreases LDL and increases HDL by inhibition of CETP<br>-CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL<br>-HDL:High density lipoprotein, Good Cholesterol<br>-LDL:Low density lipoprotein, Bad Cholesterol | Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. |
| JTT-130 (oral) | Phase2(JPN)<br>Phase2(Overseas) | Hyperlipidemia | MTP inhibitor | Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP<br>MTP:Microsomal Triglyceride Transfer Protein | |
| JTK-303 (oral) | Phase1(JPN) | HIV | Integrase inhibitor | Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV<br>(HIV:Human Immunodeficiency Virus) | Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. |
| JTT-302 (oral) | Phase2(Overseas) | Dyslipidemia | CETP inhibitor | Decreases LDL and increases HDL by inhibition of CETP<br>-CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL<br>-HDL:High density lipoprotein, Good Cholesterol<br>-LDL:Low density lipoprotein, Bad Cholesterol | |
| JTT-305 (oral) | Phase2(JPN)<br>Phase1(Overseas) | Osteoporosis | CaSR antagonist | Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells<br>-BMD: Bone Mineral Density<br>-PTH: Parathyroid Hormone<br>-CaSR: Calcium-Sensing Receptor | |
| JTT-551 (oral) | Phase1(JPN)<br>Phase1(Overseas) | Type 2 diabetes mellitus | PTP1B inhibitor | Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B.<br>-PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway. | |
| JTT-552 (oral) | Phase1(JPN) | Hyperuricemia | URAT1 (Urate Transporter 1) inhibitor | Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1.<br>-URAT 1: Urate Transporter 1 | |

Changes from the previous announcement on February 8, 2007:

JTT-302 advanced from phase1 to phase2 overseas.

April 27, 2007
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

# Notice Concerning Year-End Dividend

The Board of Directors of Japan Tobacco Inc. decided the year-end dividend whose records date is March 31, 2007, at the board of directors held today as follows;

1. Contents

| | Decision | Latest Forecast as of October 31, 2006 | Result for the year that ended March 2006 |
|---|---|---|---|
| Dividend Records Date | March 31, 2007 | March 31, 2007 | March 31, 2006 |
| Dividends per Share | 2,200 yen | 1,800 yen | 9,000 yen |
| Total Dividend Payment | 21,076 million yen | - | 17,244 million yen |
| Effective Date | June 25, 2007 | - | June 26, 2006 |
| Source of Dividend | Retained earnings | - | Retained earnings |

(Note) Each share of common stock was split into five shares on April 1, 2006.

2. Reason

Based on the dividend policy aiming to generate competitive returns for shareholders in the capital market through the payment of appropriate dividends in accordance with its consolidated business performance in each period, dividend for this fiscal year is expected to be 2,200 yen, increased by 400 yen from the previous forecast of 1,800 yen considering this fiscal year's financial results. Accordingly, the dividend per share for this fiscal year is expected to be 4,000 yen including the interim dividend of 1,800 yen.

The above will be approved at the 22nd general meeting for shareholders on June 22, 2007.

(Reference)
Annual dividend

| Dividend Records Date | Interim | Year-end | Total (Annual) |
|---|---|---|---|
| Result for the year that ended March 2006 | Common dividend 7,000 yen | Common dividend 9,000 yen | 16,000 yen |
| Result for the year that ended March 2007 | Common dividend 1,800 yen | Common dividend 2,200 yen | 4,000 yen |
| Forecast for the year ending March 2008 | Common dividend 2,200 yen | Common dividend 2,200 yen | 4,400 yen |

(Note) Each share of common stock was split into five shares on April 1, 2006. Dividends are provided for shares after the split.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

**FOR IMMEDIATE RELEASE**

# Executive Retirement Announcement

**Tokyo, April 26, 2007** --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that effective April 30, 2007, Takao Hotta, JT's Member of the Board and Executive Deputy President, in the role of Assistant to CEO in Compliance, Finance and Food Business, will retire for personal reasons.

Mr. Hotta became JT's Board Member in June 2003 and mainly oversaw the company's finance and compliance functions. He assumed the additional position of Chief Financial Officer on June 1, 2006, a role which he then handed over to Munetaka Takeda on April 1, 2007.

###

*Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.*

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

**FOR IMMEDIATE RELEASE**

# JT Reports International Tobacco Business Results for January - March 2007

**Tokyo, April 27, 2007** -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the three-month period between January 1 and March 31, 2007.

In the quarter that ended March 31, 2007, JT International (JTI), JT's international tobacco business operation, maintained its growth momentum. Total sales volume increased 10.8 percent to 57.7 billion cigarettes, and Global Flagship Brand (GFB)[1] sales volume increased 12.2 percent to 36.4 billion cigarettes, compared to the same period last year.

The gain in GFB sales volume was driven mainly by Camel in Spain and France; Winston in Russia, Spain, Turkey, Ukraine and Iran; and Mild Seven in Korea and Russia.

Net sales including tax increased 22.7 percent to US$2.282 billion, and net sales excluding tax amounted to US$1.258 billion, an increase of 23.6 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 11.5 percent to US$21.8.

[1] GFB: Global Flagship Brands include Camel, Winston, Mild Seven, and Salem.

JT

**International Tobacco Business Results for January – March 2007**

(2007 Jan-Mar results are preliminary)

| | 2006 Jan-Mar | 2007 Jan-Mar |
|---|---|---|
| Total sales volume (billions of cigarettes) | 52.1 | 57.7 |
| GFB sales volume (billions of cigarettes) | 32.4 | 36.4 |
| Net sales, including tax (millions of US$) | 1,860 | 2,282 |
| Net sales, excluding tax (millions of US$) | 1,018 | 1,258 |
| Net sales per thousand cigarettes, excluding tax (US$) | 19.5 | 21.8 |

###

*Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.*

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

**FOR IMMEDIATE RELEASE**

# JT Announces New Compensation Scheme for Members of the Board and Auditors

**Tokyo April 27, 2007** --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that its Board of Directors has adopted a resolution to change its compensation scheme for the Members of the Board and the Auditors aiming to enhance the company's corporate value.

The new compensation scheme was proposed following the deliberation of JT's Compensation Advisory Panel, which was established on October 1, 2006 and is comprised of two external and three internal members. The new scheme reflects roles and scope of assigned duties of the Members of the Board and the Auditors. Under the new scheme, compensation for the Members of the Board will be more closely tied to the company's performance, as well as mid- to long-term corporate value enhancement.

The Members of the Board who are appointed as Executive Officers are responsible for executing the business plan, thus will receive monthly base salary and an annual bonus based on the performance of the company, as well as stock options in the form of stock acquisition rights as a stock-linked compensation plan tied to the company's mid- to long-term corporate value.

The Members of the Board who are not appointed as Executive Officers will have a different compensation structure since their role is related to the development and oversight of JT's entire corporate strategy to increase the company's shareholder value. They will receive monthly base salary and stock options under the same condition as Executive Officers.

The Auditors, whose main responsibility is auditing the company's governance, will receive only base salary and will not be granted performance based compensation similar to those for the Board Members.

In addition, the existing retirement benefit plan for the Members of the Board and Auditors will be terminated in accordance with the implementation of the new scheme.

These scheme changes will be subject to approval at the company's 22nd Annual General Meeting of Shareholders to be held on June 22, 2007.

Note: For further details of stock options scheme, please refer to the company's press release "Notice Concerning Stock Acquisition Rights for Stock Options" issued today.

###

*Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4,769 trillion in the fiscal year ended March 31, 2007.*

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

**FOR IMMEDIATE RELEASE**

# Notice Concerning Stock Acquisition Rights for Stock Options

**Tokyo April 27, 2007** --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that its Board of Directors has passed a resolution to propose an agenda asking for authorization to grant the Members of the Board stock acquisition rights for stock options as a stock-linked compensation plan (hereinafter the "stock acquisition rights") at its 22nd Annual General Meeting of Shareholders (hereinafter the "AGM") to be held on June 22, 2007.

1. Reason for Issuing Stock Acquisition Rights
   The company will issue stock acquisition rights to the Members of the Board in order to develop incentive and morale for corporate value enhancement. The exercise price of each stock acquisition right shall be ¥1. The rights are only exercisable after their retirement.

2. Terms of the Issuance of Stock Acquisition Rights
   i) Aggregate Number of Stock Acquisition Rights to be Issued:
   The number of stock acquisition rights issued within a single year from the date of every AGM shall be no more than 800 per annum.

JT

ii) Class and Number of Shares to be Issued upon Exercise of the Stock Acquisition Rights:

The number of shares per stock acquisition right (hereinafter, "the number of shares granted") shall be one share of common stock. Provided, however, that in the event that the company splits (including any gratis allotment of the shares in the company's ordinary share) or consolidates its ordinary shares, the aggregate number of stock acquisition rights to be issued and the number of shares granted might be adjusted accordingly.

iii) Total Amount Due upon Exercise of Stock Acquisition Rights:

The total amount to be paid upon exercise of stock acquisition rights shall be the amount calculated by ¥1 per share, multiplied by the number of shares which were granted upon the exercise of the rights.

iv) Exercise Period for Stock Acquisition Rights:

Within 30 years after the next day of the date on which the stock acquisition rights are granted.

v) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer requires the approval of the Board of the Directors by resolution.

vi) Matters Pertaining to Exercising Stock Acquisition Rights:

Terms other than i) to v), above, and other terms for exercising stock acquisition rights will be determined at the meeting of the Board of Directors.

Note 1: Up to 450 stock acquisition rights are planned to be granted to Executive Officers of the company who are not appointed as Members of the Board. Executive Officers will receive stock acquisition rights within one year from this year's AGM, with the same conditions as stock acquisition rights granted to the Members of the Board, subject to the resolution of the Board of Directors.

JT

Note 2: The details of the specific issuance and allotment of the stock acquisition rights provided in the above will be subject to approval at the 22nd AGM to be held on June 22, 2007, and determined by resolution of the Company's Board of Directors which shall be held after the AGM on condition that it gets the approval of the Minister of Finance.

###

*Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4,769 trillion in the fiscal year ended March 31, 2007.*

April 27, 2007
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

# JT's New Executive Appointments

## Members of the Board

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 22, 2007.

| | |
|---|---|
| Chairman of the Board | Yoji Wakui |
| Representative Director | Hiroshi Kimura |
| Representative Director | Kazuei Obata |
| Representative Director | Munetaka Takeda |
| Representative Director | Ichiro Kumakura |
| Representative Director | Ryoichi Yamada |
| Member of the Board | Noriaki Okubo |
| Member of the Board | Mutsuo Iwai |
| Member of the Board | Mitsuomi Koizumi |
| Member of the Board | Yasushi Shingai |
| Member of the Board, Corporate Counselor | Katsuhiko Honda |

## Auditors

Subject to approval at the Annual General Meeting of Shareholders, to be held on June 22, 2007.

| | |
|---|---|
| Standing Auditor | Masaaki Sumikawa |
| Standing Auditor | Hisao Tateishi |
| Auditor | Hiroyoshi Murayama |
| Auditor | Takanobu Fujita |

## Executive Officers

Subject to approval at the meeting of the Board of Directors, to be held on June 22, 2007.

| | | |
|---|---|---|
| President | Chief Executive Officer | Hiroshi Kimura |
| Executive Deputy President | Assistant to CEO in Planning, CSR, HR and Operational Review and Business Assurance | Kazuei Obata |
| Executive Deputy President | Chief Financial Officer and Assistant to CEO in Compliance and Food Business | Munetaka Takeda |
| Executive Deputy President | President, Tobacco Business and Assistant to CEO in Vending Machinery | Ichiro Kumakura |
| Executive Deputy President | Assistant to CEO in Communications, General Administration and Legal | Ryoichi Yamada |
| Senior Executive Vice President | Chief Legal Officer | Ryuichi Shimomura |
| Executive Vice President | Deputy President, Tobacco Business | Zenjiro Watanabe |
| Executive Vice President | Chief Marketing & Sales Officer, Tobacco Business | Mitsuomi Koizumi |
| Executive Vice President | Head of Manufacturing General Division, Tobacco Business | Kenji Iijima |
| Executive Vice President | Head of Domestic Leaf Tobacco General Division, Tobacco Business | Tatsuya Hisano |
| Executive Vice President | Chief Corporate, Scientific & Regulatory Affairs Officer, Tobacco Business | Seiki Sato |
| Executive Vice President | President, Pharmaceutical Business | Noriaki Okubo |

| | | |
|---|---|---|
| Executive Vice President | Head of Central Pharmaceutical Research Institute, Pharmaceutical Business | Shigeo Ishiguro |
| Executive Vice President | President, Food Business | Mutsuo Iwai |
| Executive Vice President | Chief Human Resources Officer | Yoshiyuki Murai |
| Executive Vice President | Chief Communications Officer | Masakazu Shimizu |
| Senior Vice President | Head of Research & Development General Division, Tobacco Business | Hirotoshi Maejima |
| Senior Vice President | Head of Brand General Division, Tobacco Business | Yoshihisa Fujisaki |
| Senior Vice President | Head of Blending & Product Development General Division, Tobacco Business | Tadashi Iwanami |
| Senior Vice President | Head of Tobacco Business Planning Division, Tobacco Business | Akira Saeki |
| Senior Vice President | Head of Soft Drink Business Division, Food Business | Gisuke Shiozawa |
| Senior Vice President | Head of Food Business Division, Food Business | Miyoharu Hino |
| Senior Vice President | Chief Strategy Officer | Sadao Furuya |
| Senior Vice President | Chief General Affairs Officer | Kazuhiro Nishino |

**Remarks:**

* Takao Hotta, who is presently Member of the Board and Executive Deputy President, is expected to retire on April 30, 2007.
* Hisashi Tanaka, who is presently Standing Auditor, is expected to retire on June 22, 2007.

END